SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 15, 2024

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, October 15, 2024 regarding “Third quarter report 2024”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: October 15, 2024

Third quarter report 2024

Strategic highlights – solid progress on both strategic and operational priorities

•	Increased momentum in programmable networks, mobile network contract wins in multiple markets.

•	Global supply of Network APIs secured with JV agreed between leading mobile network operators and Ericsson.

•	Further 5G patent licensing agreement signed in Q3, IPR revenues expected to reach at least SEK 13 b. in 2024.

Financial highlights – strong growth in North America and continued gross margin expansion

•	Sales declined by -1%* YoY, with strong growth in market area North America of 55%* offset by declines in most other market areas. Reported sales were SEK 61.8 (64.5) b.

•	Adjusted[1] gross income increased to SEK 28.6 (25.3) b. driven by a strong expansion in Networks adjusted[1] gross margin to 48.7% (39.9%). Reported gross income was SEK 28.2 (24.7) b.

•

Adjusted[1] gross margin was 46.3% (39.2%) mainly due to market mix, commercial discipline, and cost actions. A customer settlement and increased IPR revenues also contributed. Reported gross margin was 45.6% (38.4%).

•

Adjusted[1] EBITA was SEK 7.8 (4.7) b. with a 12.6% (7.3%) margin, benefiting from higher gross income and cost reduction actions, partly offset by targeted investments in R&D. EBITA was SEK 6.2 (3.8) b.

•	Net income was SEK 3.9 (-30.5) b. EPS diluted was SEK 1.14 (-9.21).

•	Free cash flow before M&A was SEK 12.9 (-0.5) b. benefiting from strong inventory management and market mix.

Börje Ekholm, President and CEO, said: “Q3 marks a period of laser-focus on execution of our strategic plan. We see increasing customer momentum around programmable networks that deliver differentiated performance, and expect further traction, supported by the JV we have announced with 12 of the world’s largest telecom operators. The JV will aggregate network APIs, accelerating commercialization and generating new opportunities for network monetization.

We see signs that the overall market is stabilizing with North America, as an early adopter market, returning to growth. While the market development is ultimately in the hands of our customers, we are working to deliver operational excellence regardless of market conditions. Our Q3 results demonstrate our progress, with strong gross margin expansion and free cash flow, benefiting from our commercial discipline and operational efficiency actions.

We expect our Networks sales to stabilize year-on-year during Q4, driven by continued good growth in North America. However, we anticipate further near-term sales pressure in Enterprise as we focus on profitable segments. We launched a new private 5G enterprise product portfolio in Q3 to support performance improvement, which remains a key priority.”

SEK b.	Q3 2024	Q3 2023	YoY change	Q2 2024	QoQ change	Jan-Sep 2024	Jan-Sep 2023	YoY change
Net sales	61.8	64.5	-4%	59.8	3%	175.0	191.5	-9%
Organic sales growth ²	—	—	-1%	—	—	—	—	-7%
Gross margin ²	45.6%	38.4%	—	43.1%	—	43.8%	38.1%	—
EBIT (loss)	5.8	-28.9	—	-13.5	—	-3.6	-26.2	—
EBIT margin ²	9.3%	-44.8%	—	-22.6%	—	-2.1%	-13.7%	—
EBITA ²	6.2	3.8	62%	2.4	156%	13.5	8.2	65%
EBITA margin ²	10.0%	5.9%	—	4.1%	—	7.7%	4.3%	—
Net income (loss)	3.9	-30.5	—	-11.0	—	-4.5	-29.5	—
EPS diluted, SEK	1.14	-9.21	—	-3.34	—	-1.43	-8.96	—
Free cash flow before M&A ²	12.9	-0.5	—	7.6	70%	24.2	-13.5	—
Net cash, end of period ²	25.5	1.6	—	13.1	94%	25.5	1.6	—

Adjusted financial measures ²
Adjusted gross margin	46.3%	39.2%	—	43.9%	—	44.4%	39.1%	—
Adjusted EBIT (loss)	7.3	-28.0	—	-11.9	—	-0.3	-21.2	—
Adjusted EBIT margin	11.9%	-43.5%	—	-19.9%	—	-0.1%	-11.1%	—
Adjusted EBIT excluding impairments ³	7.3	3.9	88%	3.2	127%	14.9	10.7	38%
Adjusted EBIT margin excluding impairments ³	11.9%	6.0%	—	5.4%	—	8.5%	5.6%	—
Adjusted EBITA	7.8	4.7	64%	4.1	91%	16.9	13.2	28%
Adjusted EBITA margin	12.6%	7.3%	—	6.8%	—	9.7%	6.9%	—

*	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[1]	Adjusted metrics exclude restructuring charges.
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.
[3]	Excluding the non-cash impairment recorded in the second quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.

1 Ericsson | Third quarter report 2024. October 15, 2024.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures. ‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only. See ‘Financial statements and other information’ for Alternative performance measures.

Group results

SEK b.	Q3 2024	Q3 2023	YoY change	Q2 2024	QoQ change	Jan-Sep 2024	Jan-Sep 2023	YoY change
Net sales	61.8	64.5	-4%	59.8	3%	175.0	191.5	-9%
Organic sales growth ¹	—	—	-1%	—	—	—	—	-7%
Gross income	28.2	24.7	14%	25.8	9%	76.7	73.0	5%
Gross margin	45.6%	38.4%	—	43.1%	—	43.8%	38.1%	—
Research and development (R&D) expenses	-13.1	-11.9	—	-14.9	—	-39.6	-37.6	—
Selling and administrative expenses	-9.4	-9.6	—	-23.1	—	-41.1	-29.4	—
Impairment losses on trade receivables	0.1	-0.1	—	-0.1	—	-0.3	-0.5	—
Other operating income and expenses	0.0	-32.0	—	-1.3	—	0.7	-31.7	—
Share in earnings of JV´s and associated companies	0.0	0.0	13%	0.0	-45%	0.1	0.1	-11%
EBIT (loss)	5.8	-28.9	—	-13.5	—	-3.6	-26.2	—
EBIT margin ¹	9.3%	-44.8%	—	-22.6%	—	-2.1%	-13.7%	—
EBITA ¹	6.2	3.8	62%	2.4	156%	13.5	8.2	65%
EBITA margin ¹	10.0%	5.9%	—	4.1%	—	7.7%	4.3%	—
Financial income and expenses, net	-0.5	-0.7	—	-0.4	—	-1.3	-2.1	—
Income tax	-1.4	-0.9	—	2.9	—	0.5	-1.3	—
Net income (loss)	3.9	-30.5	—	-11.0	—	-4.5	-29.5	—
Restructuring charges	-1.6	-0.9	—	-1.6	—	-3.4	-5.0	—

Adjusted financial measures ¹
Adjusted gross margin	46.3%	39.2%	—	43.9%	—	44.4%	39.1%	—
Adjusted EBIT (loss)	7.3	-28.0	—	-11.9	—	-0.3	-21.2	—
Adjusted EBIT margin	11.9%	-43.5%	—	-19.9%	—	-0.1%	-11.1%	—
Adjusted EBIT excluding impairments ²	7.3	3.9	88%	3.2	127%	14.9	10.7	38%
Adjusted EBIT margin excluding impairments ²	11.9%	6.0%	—	5.4%	—	8.5%	5.6%	—
Adjusted EBITA	7.8	4.7	64%	4.1	91%	16.9	13.2	28%
Adjusted EBITA margin	12.6%	7.3%	—	6.8%	—	9.7%	6.9%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]	Excluding the non-cash impairment recorded in the second quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.

Net sales

Sales declined by -1%* YoY, with Networks as well as Cloud Software and Services reporting a -1%* decrease. In Networks, strong growth in market area North America was offset by lower customer investment levels in other markets. Sales in segment Enterprise declined by -3%* due to lower sales in Global Communications Platform.

Reported Group sales decreased by -4% YoY, to SEK 61.8 (64.5) b.

A new 5G patent licensing agreement was signed in the quarter and IPR licensing revenues increased to SEK 3.5 (2.8) b., part of which related to retroactive revenue for unlicensed periods. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services.

Gross income and margin

Adjusted gross margin increased to 46.3% (39.2%). The increase was driven primarily by improved gross margin in Networks, resulting from a favorable market mix, cost-reduction actions and a competitive portfolio offering. Gross margin also increased in Cloud Software and Services, and in Enterprise, benefiting from cost-reduction actions and the prioritization of profitable market segments. In addition, gross margin was supported by higher IPR licensing revenues and a non-recurring benefit from a settlement of outstanding customer accounts receivable, as described in the Q2 2024 report. Adjusted gross income increased to SEK 28.6 (25.3) b., with the strong increase in gross margin partly offset by lower sales.

Reported gross income increased to SEK 28.2 (24.7) b., with a gross margin of 45.6% (38.4%).

Research and development (R&D) expenses

R&D expenses increased to SEK -13.1 (-11.9) b., including restructuring charges of SEK -1.0 (-0.2) b. Excluding restructuring charges, R&D expenses increased by SEK -0.5 b. YoY, reflecting the investments in R&D for technology leadership and operational resilience as well as lower rate of capitalization of development expenses in Enterprise. The impact from salary increases and higher variable incentive accruals was broadly offset by savings from cost-reduction actions.

Selling and administrative (SG&A) expenses

SG&A expenses decreased to SEK -9.4 (-9.6) b. including a SEK 0.4 b. benefit from lower amortization following the impairment of intangible assets in Q2 2024. SG&A expenses increased in segment Enterprise, reflecting investments to improve operational effectiveness. Salary increases and higher variable incentive accruals were offset by cost-reduction actions.

Other operating income and expenses

Other operating income and expenses were SEK 0.0 (-32.0) b. Q3 2023 was impacted by a non-cash impairment charge of SEK -31.9 b. related to the Vonage acquisition.

Restructuring charges

Restructuring charges amounted to SEK -1.6 (-0.9) b. mainly related to redundancy activities. Gross income included SEK -0.4 (-0.5) b. of restructuring charges, while operating expenses included restructuring charges of SEK -1.1 (-0.3) b.

2 Ericsson | Third quarter report 2024. October 15, 2024.	Group results

EBITA

Adjusted EBITA increased to SEK 7.8 (4.7) b., as higher gross income was partly offset by increased operating expenses. The adjusted EBITA margin was 12.6% (7.3%).

EBITA increased to SEK 6.2 (3.8) b. corresponding to an EBITA margin of 10.0% (5.9%).

EBIT

Adjusted EBIT increased to SEK 7.3 (-28.0) b. The adjusted EBIT margin was 11.9% (-43.5%). Adjusted EBIT in Q3 2023 would have been SEK 3.9 b. excluding the impairment charge. Amortization impacted EBIT by SEK -0.4 (-0.9) b.

Reported EBIT increased to SEK 5.8 (-28.9) b. with an EBIT margin of 9.3% (-44.8%).

Financial income and expenses, net

Financial income and expenses were stable at SEK -0.5 (-0.7) b. The currency hedge effect was SEK 0.0 (0.0) b.

Income tax

Taxes were SEK -1.4 (-0.9) b. A tax rate of 28% is expected for the full year, excluding the tax impact for the SEK -15.1 b. impairment charge recorded in Q2 2024.

Net income

Net income increased to SEK 3.9 (-30.5) b. Net income in Q3 2023 would have been SEK 1.4 b. excluding the impairment charge of SEK -31.9 b. Diluted EPS increased to SEK 1.14 (-9.21).

Employees

The number of employees on September 30, 2024, was 95,984 compared with 97,985 on June 30, 2024.

Financial highlights, year-to-date (Jan-Sep) development

Sales decreased by -7%* mainly driven by a -10%* decline in Networks. Cloud Software and Services and Enterprise sales declined by -1%*.

Reported sales decreased by -9% to SEK 175.0 (191.5) b. mainly driven by a -12% sales decline in Networks to SEK 111.4 (126.4) b. Sales in Cloud Software and Services declined by -2% to SEK 43.2 (44.1) b. and Enterprise sales declined by -1% to SEK 18.8 (19.0) b.

Sales grew by 15%* in market area North America. Growth was offset by materially lower sales in market area South East Asia, Oceania and India, as investment levels in India have normalized after a record year in 2023. Sales also declined organically in the other market areas. Sales were supported by IPR licensing revenues of SEK 10.5 (8.4) b.

Adjusted gross income increased to SEK 77.7 (74.8) b. while gross margin increased to 44.4% (39.1%). The improvement in gross margin was driven by a more favorable market mix, cost-reduction initiatives, and increased IPR licensing revenues. Reported gross income was SEK 76.7 (73.0) b. with a gross margin of 43.8% (38.1%).

Adjusted EBITA increased to SEK 16.9 (13.2) b. with a margin of 9.7% (6.9%), supported by higher gross income despite lower sales. Increased operating expenses were more than offset by a one-time gain of SEK 1.9 b. in Q1 2024. EBITA increased to SEK 13.5 (8.2) b. and the EBITA margin was 7.7% (4.3%).

Adjusted EBIT (loss) was SEK -0.3 (-21.2) b. with a margin of -0.1% (-11.1%), including a SEK -15.1 (-31.9) b. impairment charge impact. Amortization of intangible assets was SEK -2.0 (-2.5) b. Reported EBIT (loss) was SEK -3.6 (-26.2) b., and the EBIT margin was -2.1% (-13.7%).

Net income (loss) was SEK -4.5 (-29.5) b. including a SEK -11.4 (-31.9) b. impairment charge impact and restructuring charges of SEK -3.4 (-5.0) b. The net income increase was also supported by SEK 1.8 b. lower taxes. Diluted EPS increased to SEK -1.43 (-8.96).

3 Ericsson | Third quarter report 2024. October 15, 2024.	Group results

Market area sales

SEK b.	Q3 2024	Q3 2023	YoY change	YoY organic growth	Q2 2024	QoQ change	Jan-Sep 2024	Jan-Sep 2023	YoY change	YoY organic growth
North America	20.4	13.5	51%	55%	16.6	23%	50.9	44.8	14%	15%
Europe and Latin America	15.2	15.5	-2%	1%	15.6	-3%	44.0	45.7	-4%	-3%
South East Asia, Oceania and India	7.7	13.8	-44%	-43%	7.7	0%	24.0	41.5	-42%	-41%
North East Asia	3.7	5.4	-31%	-29%	4.6	-19%	11.7	14.8	-21%	-16%
Middle East and Africa	4.9	6.5	-24%	-22%	4.9	-1%	14.5	16.0	-10%	-9%
Other	10.0	9.9	1%	4%	10.4	-4%	30.0	28.7	5%	6%
Of which IPR	3.5	2.8	25%	—	3.9	-10%	10.5	8.4	24%	—
Total	61.8	64.5	-4%	-1%	59.8	3%	175.0	191.5	-9%	-7%

Market Area North America

Sales increased by 55%* YoY. Networks sales increased by 80%* benefiting strongly from recent contract wins and selective network investments by some large customers. Cloud Software and Services sales declined by -4%* due to project delivery milestones in the prior year period. Reported sales increased by 51% YoY.

Market Area Europe and Latin America

Sales increased by 1%* YoY. Sales in Europe increased slightly, benefiting from strong deliveries in the quarter, despite a continued challenging market environment. In Latin America, sales decreased due to increased competition and lower customer network investments. Reported sales declined by -2% YoY.

Market Area South East Asia, Oceania and India

Sales decreased by -43%* YoY. Networks sales declined primarily due to normalized investment levels in India after a record year in 2023. Cloud Software and Services sales declined due to project delivery milestones in the prior year period and descoping of a managed services contract. Reported sales declined by -44% YoY.

Since the second quarter, Ericsson has been awarded major new contracts in multiple markets, including 4G and 5G deals with Vodafone Idea in India, and the majority share of Viettel’s nationwide 5G deployment in Vietnam.

Market Area North East Asia

Sales declined by -29%* YoY. Networks sales declined due to a slowdown in customer capex investments in some 5G front-runner markets, after significant deployment in recent years. Cloud Software and Services sales were stable. Reported sales declined by -31% YoY.

Market Area Middle East and Africa

Sales declined by -22%* YoY. Sales declined in Networks, primarily driven by macroeconomic headwinds and reduced customer capex investments. Cloud Software & Services sales were stable. Reported sales decreased by -24% YoY.

Market Area Other

Market area Other primarily includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 4%* YoY driven by IPR licensing revenues. Reported sales increased by 1% YoY.

IPR

A new 5G patent licensing agreement was signed in the quarter and IPR licensing revenues increased to SEK 3.5 (2.8) b, part of which related to retroactive revenue for unlicensed periods. IPR licensing revenues are expected to reach at least SEK 13 b. in 2024, and opportunities to further grow IPR licensing revenues remain.

4 Ericsson | Third quarter report 2024. October 15, 2024.	Market area sales

Segment results

Mobile Networks – Segment Networks

SEK b.	Q3 2024	Q3 2023	YoY change	Q2 2024
Net sales	40.0	41.5	-4%	37.7
Of which IPR licensing revenues	2.9	2.3	25%	3.2
Organic sales growth	—	—	-1%	—
Gross income	19.3	16.1	20%	17.1
Gross margin	48.3%	38.9%	—	45.5%
EBIT	7.5	4.6	62%	4.8
EBIT margin	18.7%	11.1%	—	12.6%
EBITA	7.5	4.7	62%	4.8
EBITA margin	18.8%	11.2%	—	12.7%
Restructuring charges	-0.6	-0.6	—	-0.5
Adjusted financial measures
Adjusted gross margin	48.7%	39.9%	—	46.1%
Adjusted EBIT	8.1	5.2	56%	5.2
Adjusted EBIT margin	20.2%	12.5%	—	13.9%
Adjusted EBITA	8.1	5.2	56%	5.3
Adjusted EBITA margin	20.3%	12.6%	—	13.9%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Strong sales in North America.
•	Gross margin supported by business mix, cost initiatives and a competitive portfolio offering.
•	Leader[1] in Omdia ‘RAN Vendors’ market report and in Gartner® ‘5G RAN’ Magic Quadrant™.

Net sales

Sales decreased by -1%* YoY, as strong sales growth in market area North America was offset by declines in most other markets. Sales increased by 6% sequentially, ahead of average seasonality, driven by North America. Reported sales decreased by -4% YoY to SEK 40.0 (41.5) b.

Sales in market area North America increased by 80%* YoY, benefiting from contract wins and selective network investments by some large customers. Sales in the other market areas decreased, with a -49%* decline in market area South East Asia, Oceania and India as operator capex investments in India have normalized following a peak in 2023. Sales were supported by increased IPR licensing revenues, benefiting from new 5G licensing agreements signed in each of Q1-Q3 2024.

Gross income and margin

Adjusted gross margin increased to 48.7% (39.9%), as a result of a favorable business mix, continued cost-reduction initiatives and operational leverage in the supply chain. In addition, gross margin was supported by higher IPR licensing revenues and a non-recurring benefit from a settlement of outstanding customer accounts receivable. Adjusted gross income increased to SEK 19.5 (16.6) b.

EBITA

Adjusted EBITA increased to SEK 8.1 (5.2) b. and the EBITA margin was 20.3% (12.6%). The benefit of higher gross income and continued efficiency improvements was partly offset by increased R&D investments. These R&D investments support the strategy to build high-performing programmable networks, ensure continued technology leadership, and maintain a competitive portfolio.

Net sales rolling four quarters were SEK 156.4 b. and the adjusted EBITA margin rolling four quarters was 16.0%.

[1]	Recognized 5G leader in the portfolio dimension in Omdia Market Landscape: RAN Vendors 2024 and in Gartner® Magic Quadrant™ Critical Capabilities for CSP 5G RAN Network Infrastructure Solutions report

Mobile Networks – Segment Cloud Software and Services

SEK b.	Q3 2024	Q3 2023	YoY change	Q2 2024
Net sales	15.0	15.6	-4%	15.2
Of which IPR licensing revenues	0.6	0.5	25%	0.7
Organic sales growth	—	—	-1%	—
Gross income	5.5	5.5	1%	5.4
Gross margin	37.0%	35.3%	—	35.6%
EBIT (loss)	-0.4	0.1	—	-0.7
EBIT margin	-3.0%	0.6%	—	-4.8%
EBITA (loss)	-0.4	0.1	—	-0.7
EBITA margin	-2.9%	0.6%	—	-4.7%
Restructuring charges	-0.9	-0.3	—	-0.8
Adjusted financial measures
Adjusted gross margin	38.7%	36.2%	—	37.2%
Adjusted EBIT	0.4	0.4	0%	0.1
Adjusted EBIT margin	2.8%	2.7%	—	0.6%
Adjusted EBITA	0.4	0.4	-1%	0.1
Adjusted EBITA margin	2.9%	2.8%	—	0.6%

Breakdown of sales into products, services and IPR licensing is available in note 3.

•	Sales declined by -1%* YoY.
•	Gross margin improvement, driven by strategy execution.
•	Leader[2] in Omdia ‘Core Vendors’ market report and in Gartner® ‘5G Core’ Magic Quadrant™.

Net sales

Sales declined by -1%* YoY, with lower sales of services due to project delivery milestones. Sales decreased by -1% sequentially, with growth in market areas North America and Middle East and Africa offset by sequential declines in the other market areas. Reported sales decreased by -4% YoY to SEK 15.0 (15.6) b.

Sales grew by 4%* YoY in market area Europe and Latin America as a result of project delivery milestones but declined in other market areas. Sales were supported by increased IPR licensing revenues, benefiting from new 5G licensing agreements signed in each of Q1-Q3 2024.

Gross income and margin

Adjusted gross margin increased to 38.7% (36.2%) as a result of improved delivery performance, a favorable product mix and continued focus on commercial discipline. Gross margin was also supported by higher IPR licensing revenues and a non-recurring benefit from a settlement of outstanding customer accounts receivable. Adjusted gross income increased to SEK 5.8 (5.6) b.

EBITA

Adjusted EBITA was stable at SEK 0.4 (0.4) b. with an EBITA margin of 2.9% (2.8%). The improvement in gross income was offset by increased investments in the 5G portfolio as well as in resilience. Strategy execution continues, with a focus on commercial discipline, accelerating automation to reduce deployment and maintenance efforts.

Net sales rolling four quarters were SEK 62.7 b. and the adjusted EBITA margin rolling four quarters was 3.6%.

[2]	Recognized 5G leader in Gartner® Magic Quadrant™ for CSP 5G Core Network Infrastructure Solutions, and leader for core portfolio in Omdia Market Landscape: Core Vendors 2024

5 Ericsson | Third quarter report 2024. October 15, 2024.	Segment results

Enterprise – Segment Enterprise

SEK b.	Q3 2024	Q3 2023	YoY change	Q2 2024
Net sales	6.3	6.7	-5%	6.5
Of which Global Comms Platform (Vonage)	3.8	4.2	-9%	3.8
Of which Enterprise Wireless Solutions	1.3	1.2	5%	1.2
Organic sales growth	—	—	-3%	—
Gross income	3.3	3.3	2%	3.3
Gross margin	52.3%	48.7%	—	51.0%
EBIT (loss)	-1.2	-33.3	—	-17.4
EBIT margin	-19.0%	-499.1%	—	-268.7%
EBITA (loss)	-0.8	-0.6	—	-1.5
EBITA margin	-13.0%	-9.0%	—	-23.3%
Restructuring charges	0.0	0.0	—	-0.3
Adjusted financial measures
Adjusted gross margin	52.4%	48.84%	—	51.1%
Global Comms Platform (Vonage)	44.0%	41.7%	—	43.2%
Enterprise Wireless Solutions	60.7%	60.0%	—	59.5%
Adjusted EBIT (loss)	-1.2	-33.3	—	-17.1
Adjusted EBIT margin	-18.4%	-499.0%	—	-264.3%
Adjusted EBIT (loss) excluding impairments [1]	-1.2	-1.4	—	-2.0
Adjusted EBIT margin excluding impairments [1]	-18.4%	-21.0%	—	-31.1%
Adjusted EBITA (loss)	-0.8	-0.6	—	-1.2
Of which Global Comms Platform (Vonage) [2]	-0.4	0.0	—	-0.7
Of which Enterprise Wireless Solutions [2]	-0.5	-0.7	—	-0.7
Adjusted EBITA margin	-12.4%	-8.9%	—	-18.9%

[1]	Excluding the non-cash impairment recorded in the second quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.
[2]	Common costs are included at segment level only (not distributed within the segment).

•	Sales declined by -3%* YoY.
•	Refocusing activities on profitable markets and products.
•	Landmark JV for Network APIs announced.

Net sales

Sales declined by -3%* YoY, as lower sales in Global Communications Platform were partly offset by growth in Enterprise Wireless Solutions. Reported sales decreased by -5% YoY to SEK 6.3 (6.7) b.

Sales in Global Communications Platform were negatively impacted, as expected, by the decision to focus on more profitable market segments and to reduce activities in some countries, as well as the earlier announced low-margin customer contract loss in Q4 2023. Sales growth in Enterprise Wireless Solutions slowed to 5% YoY, reflecting lower WWAN growth. These trends are expected to further impact Enterprise sales in the near term.

In the quarter, Ericsson Wireless Solutions unveiled new branding and a new product portfolio for enterprise-driven 5G network adoption, including private 5G and neutral host solutions to deliver business-critical connectivity for enterprise environments.

Gross income and margin

Adjusted gross margin increased to 52.4% (48.8%), benefiting from the decision to focus on more profitable markets and products in Global Communications Platform, and the timing of payments in Technologies and New Businesses. Adjusted gross income was stable at SEK 3.3 (3.3) b. reflecting the renewed focus on profitability.

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.8 (-0.6) b. Investments to improve operational effectiveness and to build the Global Network Platform increased, broadly offset by lower variable incentive costs and lower rate of capitalization of development expenses. Adjusted EBITA margin was -12.4% (-8.9%).

Net sales rolling four quarters were SEK 25.5 b. and the adjusted EBITA margin rolling four quarters was -14.1%.

In the quarter, a new joint venture was announced together with 12 of the world’s largest telecom operators to combine and sell network APIs on a global scale. In addition, Vonage announced a collaboration on communication and network APIs with SAP.

Segment Other

SEK b.	Q3 2024	Q3 2023	YoY change	Q2 2024
Net sales	0.5	0.7	-28%	0.5
Organic sales growth	—	—	-26%	—
Gross income	0.0	-0.2	—	0.0
Gross margin	-1.8%	-23.6%	—	-8.1%
EBIT (loss)	-0.1	-0.3	—	-0.1
EBIT margin	-14.6%	-45.6%	—	-23.2%
EBITA (loss)	-0.1	-0.3	—	-0.1
EBITA margin	-14.6%	-45.6%	—	-23.0%
Restructuring charges	0.1	0.3	—	0.0
Adjusted financial measures
Adjusted gross margin	-5.1%	-24.5%	—	-7.5%
Adjusted EBIT (loss)	-0.0	-0.3	—	-0.1
Adjusted EBIT margin	-1.4%	-47.9%	—	-14.1%
Adjusted EBITA (loss)	-0.0	-0.3	—	-0.1
Adjusted EBITA margin	-1.4%	-47.9%	—	-13.9%

Net sales

Reported sales declined to SEK 0.5 (0.7) b., primarily due to the discontinuation of the IoT business.

Gross income and margin

Adjusted gross income increased to SEK 0.0 (-0.2) b. mainly reflecting a one-off impairment of assets in the Media Businesses in Q3 2023. Adjusted gross margin increased to 5.1% (-24.5%).

EBITA (loss)

Adjusted EBITA (loss) was SEK 0.0 (-0.3) b.

Net sales rolling four quarters were SEK 2.2 b.

6 Ericsson | Third quarter report 2024. October 15, 2024.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q3 2024	Q3 2023	Q2 2024	Jan-Sep 2024	Jan-Sep 2023
Adjusted EBIT (loss)	7.3	-28.0	-11.9	-0.3	-21.2

Depreciation, amortization and impairment losses	2.3	34.9	18.0	22.9	40.8

Restructuring charges	-1.6	-0.9	-1.6	-3.4	-5.0

Changes in working capital 1)	7.8	-3.1	6.5	15.0	-18.6

Interest paid/ received, taxes paid, and other	-1.5	-1.5	-1.7	-5.5	-3.4

Cash flow from operating activities	14.4	1.4	9.3	28.7	-7.3

Capex net and other investing activities	-0.8	-1.3	-1.0	-2.7	-4.2

Repayment of lease liabilities	-0.6	-0.7	-0.7	-1.9	-2.1

Free cash flow before M&A	12.9	-0.5	7.6	24.2	-13.5

M&A	-0.1	-0.2	0.0	-0.2	-1.9

Free cash flow after M&A	12.9	-0.7	7.5	24.0	-15.5

Cash flow from operating activities	14.4	1.4	9.3	28.7	-7.3
Cash flow from investing activities	-0.3	-1.9	-6.0	-7.6	-1.9
Cash flow from financing activities	-4.2	5.1	-5.7	-18.4	-2.7

SEK b.	Sep 30 2024	Sep 30 2023	Jun 30 2024
Gross cash	62.2	40.5	53.7

- Borrowings, current	3.1	18.8	8.1
- Borrowings, non-current	33.5	20.1	32.5

Net cash	25.5	1.6	13.1

Equity	85.4	105.4	82.5
Total assets	272.5	306.3	278.5
Capital turnover (times)	1.4	1.4	1.4
Return on capital employed (%)	-2.9%	-18.7%	-11.3%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets.

•	Free cash flow before M&A was SEK 12.9 b.

•	Net cash increased by SEK 12.4 b. QoQ to SEK 25.5 b.

•	Average maturity of long-term borrowings 4.0 years.

Cash flow

Free cash flow before M&A was SEK 12.9 (-0.5) b. benefiting from increased profitability and lower working capital. Working capital improved, as a result of a strong focus on inventory and supply chain management, as well as a favorable market mix.

Cash flow from financing activities was SEK -4.2 (5.1) b., primarily reflecting the repayment of a USD 281 m. loan and a USD 200 m. credit facility, partly offset by the drawdown of a new USD 108 m. loan.

Financial position

Gross cash increased sequentially by SEK 8.5 b. to SEK 62.2 b. Ericsson has unutilized committed credit facilities of SEK 30.3 b. (USD 3.0 b.).

The average maturity of long-term borrowings was 4.0 years as of September 30, 2024, compared with 3.3 years as of September 30, 2023.

Net cash increased sequentially by SEK 12.4 b. to SEK 25.5 b. driven by positive free cash flow after M&A.

Liabilities for post-employment benefits decreased to SEK 24.7 b. from SEK 26.1 b. due to higher discount rate in Sweden. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the group liability for post-employment benefits would have been approximately SEK 14.9 b. (SEK 9.8 b. lower than current DBO).

7 Ericsson | Third quarter report 2024. October 15, 2024.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will decline by -8% to -10% (-9%) in 2024. North America is expected to grow by 0% to 5% (3%), Europe to decline by -5% to -10% (-7%) and Mainland China to decline by -5% to -10% (-7%).

Source: Dell’Oro Mobile RAN quarterly report 2Q24, Aug 2024. Numbers in parenthesis are from the 2024 Dell’Oro Mobile RAN 5-year forecast, July 2024.

Ericsson

Net sales

Reported average seasonality last 3 years (2021–2023), %.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-25%	+8%	+1%	+19%
Cloud Software and Services	-34%	+13%	+4%	+33%

Net sales may show large variations between quarters, including currency changes.

Currency exposure

Rule of thumb: A change by 10% of SEK to USD would have an impact of approximately 5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.5 b. per quarter, of which approximately SEK -0.4 b. related to segment Enterprise.

Restructuring charges

Restructuring charges for 2024 are expected to be around SEK 4 b.

Segments

Networks

Sales growth in Q4 is expected to be below average 3 years seasonality, reflecting a stronger than average Q3.

Adjusted gross margin in Q4 is expected to be in the range of 47%-49%.

Cloud Software and Services

Sales growth in Q4 is expected to be below average 3 years seasonality.

8 Ericsson | Third quarter report 2024. October 15, 2024.	Key data points

Parent Company

Income after financial items January – September 2024, was SEK -4.0 (-14.7) b.

At the end of the quarter, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 46.2 (25.6) b.

There was a decrease in intercompany lending of SEK 2.4 b. and an increase in intercompany borrowing of SEK 3.0 b. in the quarter.

At the end of the quarter, non-restricted equity amounted to SEK 13.9 (14.0) billion, and total equity amounted to SEK 62.1 (62.2) b.

The holding of treasury stock on September 30, 2024, was 15,579,561 Class B shares.

9 Ericsson | Third quarter report 2024. October 15, 2024.	Parent Company

Other information

Legal proceedings not involving governmental authorities

On March 3, 2022, Telefonaktiebolaget LM Ericsson (together with its consolidated operating companies and all other subsidiaries, “Ericsson” or the “Company”) and certain officers of Ericsson were named as defendants in a putative class action filed on behalf of purchasers of Ericsson ADS in the United States, in the United States District Court for the Eastern District of New York. An amended complaint was filed on September 9, 2022, which added a former Ericsson officer as a defendant. The amended complaint alleged violations of United States securities laws, in connection with allegedly false and misleading statements principally concerning the Company’s adherence with its compliance and anti-corruption policies and obligations and the conduct of its business in Iraq. On May 24, 2023, the court granted Ericsson’s motion to dismiss and dismissed the case with prejudice, concluding that Ericsson did not violate any disclosure obligation to investors. On June 23, 2023, plaintiff filed a notice of appeal to the United States Court of Appeals for the Second Circuit. Following the submission of appellate briefing over the second half of 2023, oral argument for the appeal was held on March 22, 2024. On September 3, 2024, the Second Circuit affirmed the dismissal.

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the US Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. As of October 15, 2024, 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024, and will continue to vigorously defend this matter.

On October 11, 2023, Ericsson commenced patent infringement proceedings against certain Lenovo entities (together “Lenovo”) in the Eastern District of North Carolina (“EDNC”). In the course of the proceedings, Ericsson seeks declarations that Ericsson has complied with its FRAND commitments and with the ETSI IPR Policy and that Lenovo has infringed Ericsson patents. Ericsson has also commenced patent infringement proceedings against Lenovo at the United States International Trade Commission (“ITC”) and in other jurisdictions (Brazil and Colombia). In return, Lenovo has filed lawsuits against Ericsson in the High Court of Justice in the UK, at the Unified Patent Court, at the ITC, in the EDNC, and has applied for an anti-suit injunction in the EDNC. On February 14, 2024, the EDNC denied the anti-suit injunction. This decision has been appealed. This is a global dispute, and additional lawsuits and other legal actions may be initiated by the parties.

The Company actively manages its IPR portfolio and its need for third party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims (including claims by third parties we have indemnified against infringement liability) and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

In March 2022, the United States Department of Justice (“DOJ”) informed Ericsson it had determined that, before entering into the Deferred Prosecution Agreement (“DPA”), the Company provided insufficient information to the DOJ about the Company’s 2019 internal investigation into conduct in Iraq. The DOJ also determined that the Company breached the DPA by failing to inform the DOJ about the investigation after entering into the DPA.

On March 2, 2023, the Company reached a resolution (“Plea Agreement”) with the DOJ regarding the non-criminal breaches of

10 Ericsson | Third quarter report 2024. October 15, 2024.	Other information

the DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct that occurred prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206.7 million. The entry of the Plea Agreement brought the DPA to an end.

On June 3, 2024, Ericsson announced the conclusion of the work and term of the independent compliance monitor originally appointed by the DOJ in June 2020 in connection with the DPA. The monitorship and Plea Agreement concluded on June 2, 2024.

With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate these matters and related matters in full cooperation with the DOJ. As additional information continues to be identified and evaluated during the ongoing investigations in continued cooperation with the DOJ, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

In June 2022, the US Securities and Exchange Commission (“SEC”) informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 internal Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the anti-bribery, books and records and internal controls provisions in the Foreign Corrupt Practices Act (“FCPA”). Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions. On September 26, 2024, the SEC Staff informed Ericsson that it had concluded its investigation into Ericsson and that based on the information the SEC Staff has to date, the SEC Staff does not intend to recommend an enforcement action by the SEC against Ericsson.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India (“CCI”). The CCI decided to refer the case to the Director General’s Office for an in-depth investigation. The CCI opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged CCI’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the CCI has no power to conduct the pending investigations against Ericsson. The CCI has appealed this order to the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulations (“SAMR”) Anti-monopoly bureau that SAMR has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-finding phase. The next steps include continued fact-finding and meetings with SAMR in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, SAMR has the power to impose behavioral and financial remedies.

PRESS RELEASES

Aug 16, 2024	Ericsson announces sale of iconectiv
Sep 12, 2024	Global telecom leaders join forces to redefine the industry with network APIs
Sep 20, 2024	Carolina Dybeck Happe resigns from Ericsson’s Board of Directors

11 Ericsson | Third quarter report 2024. October 15, 2024.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and material Group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Ericsson Annual Report 2023 and in the Annual Report on Form 20-F for the year ended December 31, 2023 (in the following, the “Annual Report 2023”), as well as in Ericsson’s quarterly reports. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also the risks set out in the section titled “Forward-Looking Statements.”

Ericsson’s ability to benefit from intellectual property rights (IPRs), which are critical to the Company’s business, may be limited by changes in regulation relating to patents, inability to prevent infringement, the loss of licenses to or from third parties, infringement claims brought against the Company by competitors and others and changes in the area of open standards when it comes to licensing of open standard essential patents.

As mentioned in the Annual Report 2023, including in the risk factor 1.12, there can be no assurance that the Company’s patents will not be challenged, invalidated, or circumvented, or that any rights granted in relation to Ericsson’s patents will in fact provide the Company with competitive advantages.

Ericsson’s use of a combination of trade secrets, confidentiality policies, and nondisclosure and other contractual arrangements, in addition to relying on patent, copyright and trademark laws to protect Ericsson’s IPRs, may not be adequate to prevent or deter infringement or other misappropriation. In addition, Ericsson relies on many software patents, and limitations on the patentability of software may materially affect Ericsson’s business.

Moreover, the Company may not be able to detect unauthorized use or take appropriate and timely steps to establish and enforce Ericsson’s proprietary rights. In fact, existing legal systems of some countries in which Ericsson conducts business offer limited, if any, protection of IPRs. The Company’s solutions may also require it to license technologies from third parties. It may be necessary in the future to seek or renew licenses, and there can be no assurance that they will be available on acceptable terms, or at all. Moreover, the inclusion in Ericsson’s products of software or other intellectual property licensed from third parties on a non-exclusive basis could limit the Company’s ability to protect proprietary rights in Ericsson’s products.

Many key aspects of telecommunications and data network technology are governed by industry-wide standards usable by all market participants. As the number of market entrants and the complexity of technology increases, the possibility of functional overlap and inadvertent infringement of IPRs also increases, which has been the case with the introduction of 5G technology. In addition to industry-wide standards, other key industry-wide software solutions are currently developed by market participants as free and open-source software. Contributing to the development and distribution of software developed as free and open-source software may limit Ericsson’s ability to enforce applicable patents in the future.

Third parties have asserted, and may assert in the future, claims directly against Ericsson or against Ericsson’s customers, alleging infringement of their IPRs. Defending such claims may be expensive, time-consuming and divert the efforts of Ericsson’s management and/or technical personnel. IPR disputes are complex and often take many years to resolve, with parties pursuing remedies across multiple forums and jurisdictions. Interim judgements and verdicts are common and not necessarily indicative of the ultimate outcome. As a result of litigation, Ericsson could be required to pay damages and other compensation directly or to indemnify Ericsson’s customers for such damages and other compensation, develop non-infringing products/technology or enter into royalty or licensing agreements. However, the Company cannot be certain that such licenses will be available to the Company on commercially reasonable terms or at all, and such judgments could have a material adverse effect on Ericsson’s business, reputation, operating results and financial condition. Using free and open-source software may allow third parties to further investigate the Company’s software due to the accessibility of source code. This may in turn make this software more prone to assertions from third parties.

Investigations held by antitrust authorities, court judgments and legislative change could potentially affect Ericsson’s ability to benefit from its patent portfolio when licensing patents necessary to conduct an open standard (e.g. 4G and 5G technology), which could have a material adverse effect on Ericsson’s business, reputation, operating results and financial condition. Ericsson holds a leading patent portfolio in open standards, and possible changes regarding such a portfolio may materially affect Ericsson’s reputation, business, operating results and financial condition.

Ericsson’s ability to benefit from IPRs may be limited by the loss of patent licenses to or from third parties. Patent licensing agreements are generally multi-year and term based and the process for renewal of these licenses normally requires negotiations, particularly in conjunction with technology shifts and the introduction of new standards, such as 5G. Such renewals and negotiations may take time to resolve, sometimes involve litigation and may have material adverse impacts on Ericsson’s business and financial position, including on the timing for and level of revenues from the IPR licensing contract portfolio.

Challenging global economic conditions and political unrest and uncertainty, geopolitical risks and trade frictions may increase the uncertainty around the direction of the global cellular eco-systems and standards, which could have adverse effects on Ericsson’s IPR licensing revenues as well as on the ability to acquire licenses.

12 Ericsson | Third quarter report 2024. October 15, 2024.	Risk factors

Ericsson is subject to certain US, UK and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations and other regulatory requirements or conditions in other jurisdictions, or imposed as a result of foreign direct investment reviews and decisions. Ericsson may be subject to further adverse consequences under the injunction issued in connection with the 2019 settlement with the SEC, as well as other investigations by governmental authorities.

As mentioned in the Annual Report 2023, including in the risk factor 3.3, Ericsson is, from time to time, involved in legal proceedings and regulatory investigations, and is subject to certain other regulatory requirements, conditions and agreements. If any of these lawsuits or legal proceedings are determined unfavorably against the Company or it is determined that the Company is not in compliance with any of these regulatory requirements, conditions or agreements, the Company could be required to pay substantial damages, fines and/or penalties, be subject to public scrutiny, negative reputational consequences, or become subject to additional enforcement actions, regulatory review and/or adverse decisions. Ericsson could face potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships. In addition, these ongoing matters and investigations require significant resources and costs for investigation, compliance and remediation that could lead to adverse financial and reputational consequences.

For example, in connection with the acquisition of Vonage by Ericsson, and as a condition to Committee on Foreign Investment in the United States’ (“CFIUS”) approval of the acquisition, Vonage, Ericsson and the DOJ and the US Department of the Treasury, in their capacity as CFIUS monitoring agencies (“CMAs”), entered into a National Security Agreement (“NSA”) in July 2022, which imposes restrictions on access to certain types of sensitive data, equipment and systems. Vonage and Ericsson are engaged and cooperating with the CMAs in relation to ongoing compliance with the NSA restrictions, related remediation efforts to address concerns raised by the CMAs regarding such access, and the CMAs’ requests for information. The ongoing compliance efforts and related remediation have required changes to the Vonage business, including reduction and cessation of operations in certain jurisdictions. Further changes may be required which could adversely affect the Vonage business, including changes to business structure and additional compliance measures with associated costs. The CMAs review of integrations and connections of Ericsson and Vonage technologies could also increase our time to market. Vonage and Ericsson continue to cooperate with the CMAs in investigating historic and ongoing compliance with the terms of the NSA. The ultimate outcome of these investigations remains uncertain. Violations of a CFIUS mitigation agreement, such as the NSA, can result in an enforcement action imposing monetary penalties or other remedies. CFIUS has increased its resources and focus on enforcement and has recently imposed major financial penalties for violations of mitigation agreements involving unauthorized access to sensitive data and failure to report such incidents promptly to CFIUS.

As previously reported, the Company reached a resolution (Plea Agreement) in March 2023 with the DOJ regarding the non-criminal breaches of its DPA. Under the Plea Agreement, Ericsson pleaded guilty to previously deferred charges relating to conduct prior to 2017. In addition, Ericsson agreed to pay a fine of USD 206.7 million. The entry of the Plea Agreement brought the DPA to an end. On June 3, 2024, Ericsson announced the conclusion of the work and term of the independent compliance monitor originally appointed by the DOJ in June of 2020 in connection with the DPA. The monitorship and Plea Agreement concluded on June 2, 2024.

In addition, as previously reported, in June 2022, the SEC informed Ericsson that it opened an investigation concerning matters described in the Company’s 2019 internal Iraq investigation report. Under Ericsson’s consent judgment with the SEC, Ericsson is permanently enjoined from violating the anti-bribery, books and records and internal controls provisions in the FCPA. Violations of the injunction, consent judgment or securities law could subject the Company to new civil and criminal penalties as well as new enforcement actions. On September 26, 2024, the SEC Staff informed Ericsson that it had concluded its investigation into Ericsson and that based on the information the SEC Staff has to date, the SEC Staff does not intend to recommend an enforcement action by the SEC against Ericsson.

The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization. With respect to the matters discussed in the 2019 internal Iraq investigation report, the Company continues to investigate these matters and related matters in full cooperation with the DOJ. As additional information continues to be identified and evaluated during the ongoing investigations in continued cooperation with the DOJ, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

Ericsson is required to comply with anti-corruption and anti-bribery laws in the jurisdictions in which it operates, including the FCPA, the UK Bribery Act (the “Bribery Act”) and other similar laws in other countries in which the Company does business. As a result of doing business in foreign countries, including through channel partners and agents, Ericsson is exposed to risks of violating anti-corruption laws. As a company that operates in certain regulated sectors, Ericsson deals with both governments and state-owned business enterprises, the employees of which are often considered foreign officials for purposes of the FCPA and other applicable anti-bribery legislation. Some of the international locations in which Ericsson operates have developing legal systems and may have higher levels of corruption than more developed jurisdictions. Actual or alleged non-compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws) could subject Ericsson to criminal and civil penalties and other remedial measures, which could have a material adverse effect on Ericsson, including its reputation, business, financial condition, operating results, cash flows or prospects.

For additional information regarding certain of the legal proceedings and inquiries in which Ericsson is involved, see “Legal proceedings” in the Board of Directors’ Report in the Ericsson Annual Report 2023.

Stockholm, October 15, 2024

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: January 24, 2025

13 Ericsson | Third quarter report 2024. October 15, 2024.	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 09:00 AM CEST on October 15, 2024.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Lars Sandström, Senior Vice President, Chief Financial Officer

Phone: +46 72 161 20 04

E-mail: investor.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and Communications Officer

Phone: +46 73 095 65 39

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Daniel Morris, Vice President,

Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: + 46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

14 Ericsson | Third quarter report 2024. October 15, 2024.	Editor’s Note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

•	Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•	Risks related to our ongoing compliance with obligations under the NSA entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and pandemics such as COVID-19

•	Risks related to cybersecurity and privacy

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	Risks related to acquisitions and divestments, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition
•	Extent of impairment impacts on cash flow and dividend capacity in future periods, which is assessed based on full- year performance and is impacted by a variety of factors, including earnings, business outlook and financial position

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2023, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, except as required by applicable law or stock exchange regulations.

15 Ericsson | Third quarter report 2024. October 15, 2024.	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (interim report) of Telefonaktiebolaget LM Ericsson (publ.) as of September 30, 2024, and the nine months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the interim report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this interim report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, October 15, 2024

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

16 Ericsson | Third quarter report 2024. October 15, 2024.	Auditors’ Review Report

Financial statements and other information

17 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q3			Jan-Sep
SEK million	Note	2024	2023	Change	2024	2023
Net sales	2	61,794	64,473	-4%	174,967	191,470
Cost of sales		-33,609	-39,745	-15%	-98,309	-118,473

Gross income	2	28,185	24,728	14%	76,658	72,997

Research and development expenses 1)	10	-13,140	-11,897	10%	-39,637	-37,646
Selling and administrative expenses 1)	10	-9,380	-9,617	-2%	-41,145	-29,378
Impairment losses on trade receivables		78	-115	-168%	-263	-477

Operating expenses		-22,442	-21,629	4%	-81,045	-67,501

Other operating income and expenses 2)	10	4	-32,031	-100%	680	-31,740
Share of earnings of JV and associated companies		27	24	13%	62	70

Earnings (loss) before financial items and income tax (EBIT)	2	5,774	-28,908	-120%	-3,645	-26,174
Financial income and expenses, net	3	-501	-719	-30%	-1,333	-2,055

Income (loss) after financial items		5,273	-29,627	-118%	-4,978	-28,229

Income tax 1)		-1,392	-864	61%	473	-1,284

Net income (loss)		3,881	-30,491	-113%	-4,505	-29,513

Net income (loss) attributable to:
Owners of the Parent Company		3,814	-30,670		-4,759	-29,840
Non-controlling interests		67	179		254	327
Other information
Average number of shares, basic (million)	8	3,333	3,330		3,332	3,330
Earnings (loss) per share, basic (SEK) 3)	8	1.14	-9.21		-1.43	-8.96
Earnings (loss) per share, diluted (SEK) 3) 4)	8	1.14	-9.21		-1.43	-8.96

1)	Jan-Sep 2024 includes an impairment of intangible assets reported in the second quarter, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Jan-Sep 2024 includes a goodwill impairment of SEK -1.3 billion reported in the second quarter, and a one-time gain of SEK 1.9 billion reported in the first quarter from the resolution of a commercial dispute. Jan-Sep 2023 includes write-down of goodwill of SEK -31.9 billion reported in the third quarter.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2024	2023	2024	2023
Net income (loss)	3,881	-30,491	-4,505	-29,513
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit pension plans	1,103	5,458	1,248	9,365
Revaluation of credit risk on borrowings	109	29	-439	-442
Tax on items that will not be reclassified to profit or loss	-365	-937	-169	-1,619
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/ losses arising during the period	1,521	194	-764	-2,504
Reclassification adjustments on gains/ losses included in profit or loss	222	246	476	690
Translation reserves
Changes in translation reserves	-3,247	-1,416	1,273	4,751
Reclassification to profit or loss	22	72	-82	61
Share of other comprehensive income of associates	-16	-12	11	29
Tax on items that have been or may be reclassified to profit or loss	-359	-90	59	374

Total other comprehensive income (loss), net of tax	-1,010	3,544	1,613	10,705

Total comprehensive income (loss)	2,871	-26,947	-2,892	-18,808

Total comprehensive income (loss) attributable to:
Owners of the Parent Company	2,764	-27,119	-3,104	-19,099
Non-controlling interests	107	172	212	291

18 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements

Condensed consolidated balance sheet

		Sep 30	Dec 31
SEK million	Note	2024	2023
Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,626	4,678
Goodwill	10	52,227	52,944
Customer relationships, IPR and other intangible assets	10	7,735	22,667
Property, plant and equipment		10,786	12,195
Right-of-use assets		5,916	6,320
Financial assets
Equity in JV and associated companies		1,072	1,150
Other investments in shares and participations	5	1,970	2,091
Customer finance, non-current	5	221	1,347
Interest-bearing securities, non-current	5	14,806	9,931
Other financial assets, non-current	5	6,166	6,350
Deferred tax assets		25,012	22,375

		130,537	142,048

Current assets
Inventories		29,004	36,073
Contract assets		7,568	7,999
Trade receivables	5	38,018	42,215
Customer finance, current	5	3,843	5,570
Current tax assets		5,799	6,395
Other current receivables	5	10,295	11,962
Interest-bearing securities, current	5	10,063	9,584
Cash and cash equivalents	5	37,323	35,190

		141,913	154,988

Total assets		272,450	297,036

Equity and liabilities
Equity
Stockholders’ equity		86,630	98,673
Non-controlling interest in equity of subsidiaries		-1,275	-1,265

		85,355	97,408

Non-current liabilities
Post-employment benefits		24,733	26,229
Provisions, non-current	4	3,036	4,927
Deferred tax liabilities		1,255	3,880
Borrowings, non-current	5	33,524	29,218
Lease liabilities, non-current		4,767	5,220
Other non-current liabilities		889	755

		68,204	70,229

Current liabilities
Provisions, current	4	7,508	6,779
Borrowings, current	5	3,134	17,655
Lease liabilities, current		2,097	2,235
Contract liabilities		39,540	34,416
Trade payables	5	25,888	27,768
Current tax liabilities		3,821	3,561
Other current liabilities	5	36,903	36,985

		118,891	129,399

Total equity and liabilities		272,450	297,036

19 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements

Condensed consolidated statement of cash flows

		Q3		Jan-Sep
SEK million	Note	2024	2023	2024	2023
Operating activities
Net income (loss)		3,881	-30,491	-4,505	-29,513
Adjustments for
Taxes		1,397	1,033	-23	1,887
Earnings/ dividends in JV and associated companies		110	27	72	-12
Depreciation, amortization and impairment losses	6	2,292	34,901	22,919	40,806
Other		592	1,021	1,356	3,273

		8,272	6,491	19,819	16,441

Changes in operating net assets
Inventories		1,358	2,098	7,332	2,420
Customer finance, current and non-current		1,211	-4,702	2,980	-7,428
Trade receivables and contract assets		3,524	6,469	5,617	8,422
Trade payables		-3	-4,367	-2,084	-9,071
Provisions and post-employment benefits		955	379	-1,011	257
Contract liabilities		-117	-2,616	5,005	-2,267
Other operating assets and liabilities, net		859	-350	-2,851	-10,912

		7,787	-3,089	14,988	-18,579

Interest received		506	284	1,282	962
Interest paid		-526	-599	-2,500	-1,737
Taxes paid		-1,642	-1,685	-4,841	-4,392

Cash flow from operating activities		14,397	1,402	28,748	-7,305

Investing activities
Investments in property, plant and equipment	6	-540	-817	-1,673	-2,577
Sales of property, plant and equipment		36	51	102	126
Acquisitions/divestments of subsidiaries and other operations, net		-62	-160	-216	-1,915
Product development	6	-264	-485	-977	-1,622
Purchase of interest-bearing securities		-5,517	-1,854	-12,980	-3,986
Sales of interest-bearing securities		4,937	2,847	8,642	10,623
Other investing activities	6	1,113	-1,445	-523	-2,555

Cash flow from investing activities		-297	-1,863	-7,625	-1,906

Financing activities
Proceeds from issuance of borrowings		1,161	6,097	3,130	8,150
Repayment of borrowings		-5,127	-2,306	-15,544	-6,218
Dividends paid		-8	-9	-4,719	-4,600
Repayment of lease liabilities		-607	-691	-1,866	-2,074
Other financing activities		356	2,029	581	2,023

Cash flow from financing activities		-4,225	5,120	-18,418	-2,719

Effect of exchange rate changes on cash		-1,288	-90	-572	481

Net change in cash and cash equivalents		8,587	4,569	2,133	-11,449

Cash and cash equivalents, beginning of period		28,736	22,331	35,190	38,349

Cash and cash equivalents, end of period		37,323	26,900	37,323	26,900

20 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Sep
SEK million	2024	2023
Opening balance	97,408	133,304
Total comprehensive income (loss)	-2,892	-18,808
Sale/repurchase of own shares	-21	-50
Share issue, net	21	50
Long-term variable compensation plans	58	66
Dividends to shareholders ¹	-9,219	-9,095
Transactions with non-controlling interests	—	-32

Closing balance	85,355	105,435

1)	Jan-Sep includes SEK 4,498 (4,507) million of dividend approved by the Annual General Meeting on April 3, 2024 (March 29, 2023) which was paid on 7 October 2024.

Condensed consolidated income statement – isolated quarters

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Cost of sales	-33,609	-34,033	-30,667	-43,276	-39,745	-40,343	-38,385

Gross income	28,185	25,815	22,658	28,605	24,728	24,101	24,168

Research and development expenses ¹)	-13,140	-14,926	-11,571	-13,018	-11,897	-13,777	-11,972
Selling and administrative expenses ¹)	-9,380	-23,074	-8,691	-9,877	-9,617	-10,643	-9,118
Impairment losses on trade receivables	78	-84	-257	209	-115	-313	-49

Operating expenses	-22,442	-38,084	-20,519	-22,686	-21,629	-24,733	-21,139

Other operating income and expenses ²)	4	-1,299	1,975	-125	-32,031	264	27
Share of earnings of JV and associated companies	27	49	-14	54	24	56	-10

Earnings before financial items and income tax (EBIT)	5,774	-13,519	4,100	5,848	-28,908	-312	3,046

Financial income and expenses, net	-501	-361	-471	-938	-719	-419	-917

Income after financial items	5,273	-13,880	3,629	4,910	-29,627	-731	2,129

Income tax ¹)	-1,392	2,881	-1,016	-1,501	-864	134	-554

Net income (loss)	3,881	-10,999	2,613	3,409	-30,491	-597	1,575

Net income (loss) attributable to:
Owners of the Parent Company	3,814	-11,132	2,559	3,394	-30,670	-686	1,516
Non-controlling interests	67	133	54	15	179	89	59
Other information
Average number of shares, basic (million)	3,333	3,332	3,331	3,330	3,330	3,330	3,330
Earnings (loss) per share, basic (SEK) ³)	1.14	-3.34	0.77	1.02	-9.21	-0.21	0.46
Earnings (loss) per share, diluted (SEK) ³) 4)	1.14	-3.34	0.77	1.02	-9.21	-0.21	0.45

1)	Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Q2 2024 includes a goodwill impairment of SEK -1.3 billion. Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute. Q3 2023 includes a goodwill impairment of SEK -31.9 billion.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

21 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	3,881	-10,999	2,613	3,409	-30,491	-597	1,575
Adjustments for
Taxes	1,397	-2,693	1,273	1,302	1,033	-215	1,069
Earnings/ dividends in JV and associated companies	110	-41	3	-46	27	-48	9
Depreciation, amortization and impairment losses	2,292	18,015	2,612	3,083	34,901	2,813	3,092
Other	592	424	340	1,417	1,021	606	1,646

	8,272	4,706	6,841	9,165	6,491	2,559	7,391

Changes in operating net assets
Inventories	1,358	3,239	2,735	6,884	2,098	382	-60
Customer finance, current and non-current	1,211	-365	2,134	5,720	-4,702	558	-3,284
Trade receivables and contract assets	3,524	1,857	236	-2,089	6,469	1,753	200
Trade payables	-3	1,941	-4,022	-966	-4,367	-597	-4,107
Provisions and post-employment benefits	955	304	-2,270	1,051	379	841	-963
Contract liabilities	-117	-1,398	6,520	-4,821	-2,616	-5,204	5,553
Other operating assets and liabilities, net	859	890	-4,600	801	-350	-1,457	-9,105

	7,787	6,468	733	6,580	-3,089	-3,724	-11,766
Interest received	506	385	391	256	284	283	395
Interest paid	-526	-677	-1,297	-543	-599	-549	-589
Taxes paid	-1,642	-1,606	-1,593	-976	-1,685	-1,451	-1,256

Cash flow from operating activities	14,397	9,276	5,075	14,482	1,402	-2,882	-5,825

Investing activities
Investments in property, plant and equipment	-540	-699	-434	-720	-817	-806	-954
Sales of property, plant and equipment	36	42	24	37	51	42	33
Acquisitions/divestments of subs. and other operations, net	-62	-48	-106	-225	-160	-911	-844
Product development	-264	-327	-386	-551	-485	-562	-575
Purchase of interest-bearing securities	-5,517	-5,845	-1,618	-11,318	-1,854	-2,132	—
Sales of interest-bearing securities	4,937	1,501	2,204	1,116	2,847	4,072	3,704
Other investing activities	1,113	-611	-1,025	4,854	-1,445	-2,116	1,006

Cash flow from investing activities	-297	-5,987	-1,341	-6,807	-1,863	-2,413	2,370

Financing activities
Proceeds from issuance of borrowings	1,161	2	1,967	11,578	6,097	1,026	1,027
Repayment of borrowings	-5,127	-16	-10,401	-1,666	-2,306	-2,832	-1,080
Dividends paid	-8	-4,711	—	-4,504	-9	-4,591	—
Repayment of lease liabilities	-607	-658	-601	-783	-691	-690	-693
Other financing activities	356	-313	538	-899	2,029	18	-24

Cash flow from financing activities	-4,225	-5,696	-8,497	3,726	5,120	-7,069	-770

Effect of exchange rate changes on cash	-1,288	-705	1,421	-3,111	-90	562	9

Net change in cash and cash equivalents	8,587	-3,112	-3,342	8,290	4,569	-11,802	-4,216

Cash and cash equivalents, beginning of period	28,736	31,848	35,190	26,900	22,331	34,133	38,349

Cash and cash equivalents, end of period	37,323	28,736	31,848	35,190	26,900	22,331	34,133

22 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements

Condensed Parent Company income statement

	Q3		Jan-Sep
SEK million	2024	2023	2024	2023
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-252	-177	-983	-1,376
Other operating income and expenses	747	973	4,245	2,903

EBIT	495	796	3,262	1,527

Financial net	2,630	-31,895	-7,273	-16,179

Income (loss) after financial items	3,125	-31,099	-4,011	-14,652

Transfers to (-) / from untaxed reserves	—	—	—	—
Income tax	-159	-98	-668	-113

Net income (loss)	2,966	-31,197	-4,679	-14,765

Condensed Parent Company statement of comprehensive income (loss)

	Q3		Jan-Sep
SEK million	2024	2023	2024	2023
Net income (loss)	2,966	-31,197	-4,679	-14,765

Other comprehensive income (loss), net of tax	—	—	—	—

Total comprehensive income (loss)	2,966	-31,197	-4,679	-14,765

23 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements

Condensed Parent Company balance sheet

SEK million	Sep 30 2024	Dec 31 2023
Assets
Fixed assets
Intangible assets	4	—
Tangible assets	326	344
Financial assets ¹)	120,845	126,523

	121,175	126,867

Current assets
Receivables	16,949	22,433
Short-term investments	9,887	9,355
Cash and cash equivalents	21,649	15,640

	48,485	47,428

Total assets	169,660	174,295

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,235	48,214
Non-restricted equity	13,908	27,584

	62,143	75,798

Provisions	130	275
Non-current liabilities	33,484	29,150
Current liabilities	73,903	69,072

Total stockholders’ equity, provisions and liabilities	169,660	174,295

¹) Of which interest-bearing securities, non-current	14,806	9,930

24 Ericsson | Third quarter report 2024. October 15, 2024.	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended September 30, 2024, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2023, and should be read in conjunction with that annual report. Amendments to IFRS standards that became effective during 2024 do not have a material impact on the result and financial position of the Company.

25 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	40,016	37,679	33,715	44,998	41,537	42,440	42,467
Of which Products	31,242	28,583	25,397	34,704	31,740	32,774	32,175
Of which Services	8,774	9,096	8,318	10,294	9,797	9,666	10,292
Cloud Software and Services	14,953	15,180	13,045	19,558	15,564	15,108	13,400
Of which Products	5,240	4,814	4,529	7,046	5,010	5,161	4,455
Of which Services	9,713	10,366	8,516	12,512	10,554	9,947	8,945
Enterprise	6,319	6,484	5,970	6,698	6,673	6,379	5,995
Other	506	505	595	627	699	517	691

Total	61,794	59,848	53,325	71,881	64,473	64,444	62,553

	2024			2023
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	6%	12%	-25%	8%	-2%	0%	-28%
Of which Products	9%	13%	-27%	9%	-3%	2%	-30%
Of which Services	-4%	9%	-19%	5%	1%	-6%	-20%
Cloud Software and Services	-1%	16%	-33%	26%	3%	13%	-34%
Of which Products	9%	6%	-36%	41%	-3%	16%	-45%
Of which Services	-6%	22%	-32%	19%	6%	11%	-26%
Enterprise	-3%	9%	-11%	0%	5%	6%	-5%
Other	0%	-15%	-5%	-10%	35%	-25%	-17%

Total	3%	12%	-26%	11%	0%	3%	-27%

	2024			2023
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-4%	-11%	-21%	-23%	-14%	-8%	4%
Of which Products	-2%	-13%	-21%	-24%	-11%	-7%	3%
Of which Services	-10%	-6%	-19%	-20%	-21%	-10%	7%
Cloud Software and Services	-4%	0%	-3%	-3%	10%	8%	11%
Of which Products	5%	-7%	2%	-12%	5%	10%	23%
Of which Services	-8%	4%	-5%	3%	12%	7%	6%
Enterprise	-5%	2%	0%	6%	34%	275%	275%
Other	-28%	-2%	-14%	-24%	0%	-32%	4%

Total	-4%	-7%	-15%	-16%	-5%	3%	14%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	111,410	71,394	33,715	171,442	126,444	84,907	42,467
Of which Products	85,222	53,980	25,397	131,393	96,689	64,949	32,175
Of which Services	26,188	17,414	8,318	40,049	29,755	19,958	10,292
Cloud Software and Services	43,178	28,225	13,045	63,630	44,072	28,508	13,400
Of which Products	14,583	9,343	4,529	21,672	14,626	9,616	4,455
Of which Services	28,595	18,882	8,516	41,958	29,446	18,892	8,945
Enterprise	18,773	12,454	5,970	25,745	19,047	12,374	5,995
Other	1,606	1,100	595	2,534	1,907	1,208	691

Total	174,967	113,173	53,325	263,351	191,470	126,997	62,553

	2024			2023
Year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-12%	-16%	-21%	-11%	-6%	-2%	4%
Of which Products	-12%	-17%	-21%	-11%	-5%	-2%	3%
Of which Services	-12%	-13%	-19%	-12%	-9%	-2%	7%
Cloud Software and Services	-2%	-1%	-3%	5%	9%	9%	11%
Of which Products	0%	-3%	2%	3%	12%	16%	23%
Of which Services	-3%	0%	-5%	6%	8%	6%	6%
Enterprise	-1%	1%	0%	76%	130%	275%	275%
Other	-16%	-9%	-14%	-14%	-10%	-15%	4%

Total	-9%	-11%	-15%	-3%	3%	8%	14%

26 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,332	17,139	14,851	18,626	16,146	16,318	16,869
Cloud Software and Services	5,537	5,407	4,834	7,174	5,494	4,944	4,476
Enterprise	3,307	3,310	2,865	2,968	3,253	2,954	2,841
Other	9	-41	108	-163	-165	-115	-18

Total	28,185	25,815	22,658	28,605	24,728	24,101	24,168

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	51,322	31,990	14,851	67,959	49,333	33,187	16,869
Cloud Software and Services	15,778	10,241	4,834	22,088	14,914	9,420	4,476
Enterprise	9,482	6,175	2,865	12,016	9,048	5,795	2,841
Other	76	67	108	-461	-298	-133	-18

Total	76,658	48,473	22,658	101,602	72,997	48,269	24,168

EBIT (loss) by segment by quarter

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,492	4,750	4,156	6,112	4,627	2,623	6,020
Cloud Software and Services	-443	-728	-363	1,836	86	-1,200	-942
Enterprise	-1,201	-17,424	-1,582	-1,643	-33,302	-1,679	-1,712
Other	-74	-117	1,889	-457	-319	-56	-320

Total	5,774	-13,519	4,100	5,848	-28,908	-312	3,046

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16,398	8,906	4,156	19,382	13,270	8,643	6,020
Cloud Software and Services	-1,534	-1,091	-363	-220	-2,056	-2,142	-942
Enterprise	-20,207	-19,006	-1,582	-38,336	-36,693	-3,391	-1,712
Other	1,698	1,772	1,889	-1,152	-695	-376	-320

Total	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046

27 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	20,360	16,588	13,944	14,404	13,456	14,443	16,927
Europe and Latin America 1) 2)	15,150	15,639	13,229	19,218	15,475	15,972	14,219
South East Asia, Oceania and India	7,702	7,694	8,565	11,804	13,764	13,839	13,911
North East Asia	3,686	4,561	3,424	9,129	5,378	5,062	4,363
Middle East and Africa	4,883	4,941	4,633	7,750	6,455	5,348	4,186
Other1) 2)	10,013	10,425	9,530	9,576	9,945	9,780	8,947

Total	61,794	59,848	53,325	71,881	64,473	64,444	62,553

1) Of which in Sweden	432	583	729	339	454	370	611
2) Of which in EU	8,157	8,606	7,566	10,148	7,850	8,054	8,205

	2024			2023
Sequential change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	23%	19%	-3%	7%	-7%	-15%	-33%
Europe and Latin America 1) 2)	-3%	18%	-31%	24%	-3%	12%	-32%
South East Asia, Oceania and India	0%	-10%	-27%	-14%	-1%	-1%	24%
North East Asia	-19%	33%	-62%	70%	6%	16%	-48%
Middle East and Africa	-1%	7%	-40%	20%	21%	28%	-43%
Other1) 2)	-4%	9%	0%	-4%	2%	9%	-30%

Total	3%	12%	-26%	11%	0%	3%	-27%

1) Of which in Sweden	-26%	-20%	115%	-25%	23%	-39%	-21%
2) Of which in EU	-5%	14%	-25%	29%	-3%	-2%	-22%

	2024			2023
Year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	51%	15%	-18%	-43%	-49%	-37%	-18%
Europe and Latin America 1) 2)	-2%	-2%	-7%	-8%	1%	4%	-7%
South East Asia, Oceania and India	-44%	-44%	-38%	5%	74%	74%	138%
North East Asia	-31%	-10%	-22%	9%	-4%	-31%	-20%
Middle East and Africa	-24%	-8%	11%	5%	14%	2%	-3%
Other1) 2)	1%	7%	7%	-25%	41%	158%	157%

Total	-4%	-7%	-15%	-16%	-5%	3%	14%

1) Of which in Sweden	-5%	58%	19%	-56%	-45%	-61%	-10%
2) Of which in EU	4%	7%	-8%	-3%	-5%	-5%	-5%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	50,892	30,532	13,944	59,230	44,826	31,370	16,927
Europe and Latin America 1) 2)	44,018	28,868	13,229	64,884	45,666	30,191	14,219
South East Asia, Oceania and India	23,961	16,259	8,565	53,318	41,514	27,750	13,911
North East Asia	11,671	7,985	3,424	23,932	14,803	9,425	4,363
Middle East and Africa	14,457	9,574	4,633	23,739	15,989	9,534	4,186
Other1) 2)	29,968	19,955	9,530	38,248	28,672	18,727	8,947

Total	174,967	113,173	53,325	263,351	191,470	126,997	62,553

1) Of which in Sweden	1,744	1,312	729	1,774	1,435	981	611
2) Of which in EU	24,329	16,172	7,566	34,257	24,109	16,259	8,205

	2024			2023
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	14%	-3%	-18%	-38%	-36%	-28%	-18%
Europe and Latin America 1) 2)	-4%	-4%	-7%	-3%	-1%	-1%	-7%
South East Asia, Oceania and India	-42%	-41%	-38%	62%	91%	101%	138%
North East Asia	-21%	-15%	-22%	-10%	-19%	-26%	-20%
Middle East and Africa	-10%	0%	11%	5%	5%	0%	-3%
Other1) 2)	5%	7%	7%	41%	100%	157%	157%

Total	-9%	-11%	-15%	-3%	3%	8%	14%

1) Of which in Sweden	22%	34%	19%	-45%	-42%	-40%	-10%
2) Of which in EU	1%	-1%	-8%	-4%	-5%	-5%	-5%

28 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q3 2024					Jan-Sep 2024
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	16,746	3,467	146	1	20,360	40,623	9,842	340	87	50,892
Europe and Latin America	9,955	5,117	78	0	15,150	28,497	15,315	206	0	44,018
South East Asia, Oceania and India	5,549	2,149	5	-1	7,702	17,539	6,401	21	0	23,961
North East Asia	2,834	828	4	20	3,686	8,921	2,635	10	105	11,671
Middle East and Africa	2,115	2,606	161	1	4,883	7,258	6,720	491	-12	14,457
Other¹)	2,817	786	5,925	485	10,013	8,572	2,265	17,705	1,426	29,968

Total	40,016	14,953	6,319	506	61,794	111,410	43,178	18,773	1,606	174,967

Share of total	65%	24%	10%	1%	100%	63%	25%	11%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q3 2024
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	28%	4%	8%	-200%	23%
Europe and Latin America	-2%	-6%	11%	-	-3%
South East Asia, Oceania and India	6%	-12%	-17%	-200%	0%
North East Asia	-21%	-10%	300%	-53%	-19%
Middle East and Africa	-14%	16%	-36%	-108%	-1%
Other	-10%	-2%	-2%	2%	-4%

Total	6%	-1%	-3%	0%	3%

	Q3 2024					Jan-Sep 2024
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	75%	-6%	49%	-99%	51%	18%	-3%	86%	10%	14%
Europe and Latin America	-4%	1%	1%	-	-2%	-5%	0%	20%	-100%	-4%
South East Asia, Oceania and India	-50%	-18%	-55%	-	-44%	-49%	-10%	-25%	-100%	-42%
North East Asia	-36%	-4%	-75%	-76%	-31%	-24%	-11%	-66%	-25%	-21%
Middle East and Africa	-43%	-3%	118%	-200%	-24%	-16%	-5%	87%	-1300%	-10%
Other	19%	26%	-7%	-11%	1%	19%	51%	-4%	-11%	5%

Total	-4%	-4%	-5%	-28%	-4%	-12%	-2%	-1%	-16%	-9%

29 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q3		Jan-Sep
Country, percentage of net sales 1)	2024	2023	2024	2023
United States	44%	31%	40%	33%
India	5%	15%	7%	13%
China	3%	4%	4%	4%
United Kingdom	4%	4%	3%	3%
Japan	3%	3%	3%	3%

1)	Based on Jan-Sep 2024. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,853	3,187	2,539	2,176	2,283	2,603	2,041
Cloud Software and Services	626	700	557	478	500	572	448

Total	3,479	3,887	3,096	2,654	2,783	3,175	2,489

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	8,579	5,726	2,539	9,103	6,927	4,644	2,041
Cloud Software and Services	1,883	1,257	557	1,998	1,520	1,020	448

Total	10,462	6,983	3,096	11,101	8,447	5,664	2,489

Note 3 – Financial income and expenses, net

Financial income and expenses, net

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	724	742	681	518	471	639	517
Financial expenses	-991	-1,029	-1,099	-1,287	-1,024	-942	-865
Net foreign exchange gains/ losses	-234	-74	-53	-169	-166	-116	-569

Total	-501	-361	-471	-938	-719	-419	-917

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	2,147	1,423	681	2,145	1,627	1,156	517
Financial expenses	-3,119	-2,128	-1,099	-4,118	-2,831	-1,807	-865
Net foreign exchange gains/ losses	-361	-127	-53	-1,020	-851	-685	-569

Total	-1,333	-832	-471	-2,993	-2,055	-1,336	-917

30 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,200	10,065	11,706	11,535	12,005	10,541	11,588
Additions 1)	2,761	2,472	783	2,556	1,462	4,760	1,699
Utilization	-1,872	-1,448	-2,140	-1,728	-1,422	-2,953	-2,463
Of which restructuring	-1,286	-755	-932	-1,175	-994	-423	-274
Reversal of excess amounts	-333	-411	-364	-368	-384	-564	-224
Reclassification, translation difference and other	-212	-478	80	-289	-126	221	-59

Closing balance	10,544	10,200	10,065	11,706	11,535	12,005	10,541

Of which restructuring	3,897	3,757	2,953	3,720	4,235	4,413	1,096

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,706	11,706	11,706	11,588	11,588	11,588	11,588
Additions 1)	6,016	3,255	783	10,477	7,921	6,459	1,699
Utilization	-5,460	-3,588	-2,140	-8,566	-6,838	-5,416	-2,463
Of which restructuring	-2,973	-1,687	-932	-2,866	-1,691	-697	-274
Reversal of excess amounts	-1,108	-775	-364	-1,540	-1,172	-788	-224
Reclassification, translation difference and other	-610	-398	80	-253	36	162	-59

Closing balance	10,544	10,200	10,065	11,706	11,535	12,005	10,541

Of which restructuring	3,897	3,757	2,953	3,720	4,235	4,413	1,096

1)

Additions in 2023 and 2024 mainly relates to restructuring provisions for the cost-reduction activities. In Q1 2023 the Company entered into the DOJ Plea Agreement with the DOJ and the provision of SEK -2.3 billion (including estimated expenses for the extended compliance monitorship) made in Q4 2022 was utilized in Q2 2023.

31 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Sep 30 2024				Dec 31 2023
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	4.1	—	—	4.1	6.9	—	—	6.9
Interest-bearing securities	24.6	23.4	1.2	—	19.1	18.6	0.5	—
Cash equivalents 2)	19.4	0.3	19.1	—	17.5	0.8	16.7	—
Other financial assets	2.8	0.9	—	1.9	2.1	0.1	—	2.0
Other current assets	1.2	—	1.2	—	1.9	—	1.9	—
Assets at fair value through OCI
Trade receivables	38.0	—	—	38.0	42.2	—	—	42.2
Assets at amortized costs
Interest-bearing securities	0.3	—	—	—	0.4	—	—	—
Other financial assets	0.6	—	—	—	0.6	—	—	—

Total financial assets	91.0				90.7

Financial liabilities at designated FVTPL
Parent company borrowings	-34.0	-19.2	-14.8	—	-38.0	-23.7	-14.3	—
Financial liabilities at FVTPL
Other current liabilities	-0.8	—	-0.8	—	-1.8	—	-1.8	—
Liabilities at amortized cost
Trade payables	-25.9	—	—	—	-27.8	—	—	—
Borrowings	-2.7	—	—	—	-8.9	—	—	—

Total financial liabilities	-63.4				-76.4

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 15.4 billion, disposals and repayments of SEK 18.7 billion and revaluation gain of SEK 0.1 billion.
2)	Total Cash and cash equivalent is SEK 37.3 (35.2 on Dec 31, 2023) billion, of which SEK 19.4 (17.5 on Dec 31, 2023) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Sep		Jan-Dec
	2024	2023	2023
EUR/SEK -closing rate	11.31	11.48	11.09
USD/SEK -closing rate	10.11	10.82	10.01

32 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	540	699	434	720	817	806	954
Capitalized development expenses	264	327	386	551	485	562	575
IPR, brands and other intangible assets	78	45	1	1	—	94	2

Total	882	1,071	821	1,272	1,302	1,462	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	924	1,161	941	1,354	1,331	1,066	1,183
Capitalized development expenses	410	349	312	274	222	244	397
Goodwill, IPR, brands and other intangible assets	429	15,945	793	846	32,735	853	803
Right-of-use assets	529	560	566	609	613	650	709

Total	2,292	18,015	2,612	3,083	34,901	2,813	3,092

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	1,673	1,133	434	3,297	2,577	1,760	954
Capitalized development expenses	977	713	386	2,173	1,622	1,137	575
IPR, brands and other intangible assets	124	46	1	97	96	96	2

Total	2,774	1,892	821	5,567	4,295	2,993	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	3,026	2,102	941	4,934	3,580	2,249	1,183
Capitalized development expenses	1,071	661	312	1,137	863	641	397
Goodwill, IPR, brands and other intangible assets	17,167	16,738	793	35,237	34,391	1,656	803
Right-of-use assets	1,655	1,126	566	2,581	1,972	1,359	709

Total	22,919	20,627	2,612	43,889	40,806	5,905	3,092

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Sep 30 2024	Dec 31 2023
Contingent liabilities	3,578	3,037
Assets pledged as collateral	9,055	8,501

33 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q3		Jan-Sep
	2024	2023	2024	2023
Number of shares, end of period (million)	3,348	3,344	3,348	3,344
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,086	3,082	3,086	3,082
Number of treasury shares, end of period (million)	16	14	16	14
Number of shares outstanding, basic, end of period (million)	3,333	3,330	3,333	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,339	3,337	3,339	3,337
Average number of treasury shares (million)	16	14	14	10
Average number of shares outstanding, basic (million)	3,333	3,330	3,332	3,330
Average number of shares outstanding, diluted (million)1)	3,339	3,337	3,339	3,337
Earnings (loss) per share, basic (SEK)2)	1.14	-9.21	-1.43	-8.96
Earnings (loss) per share, diluted (SEK)3)	1.14	-9.21	-1.43	-8.96

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The proposed dividend of SEK 2.70 per share was approved by the AGM on 3 April 2024. The first of two equal dividend payments of SEK 1.35 per share was paid on 10 April 2024, and the second was paid on 7 October 2024.

Note 9 – Employee information

Number of employees

	2024			2023
End of period	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
North America	10,272	10,373	10,498	10,744	10,860	11,518	11,765
Europe and Latin America1)	44,133	45,085	45,143	45,380	45,821	47,521	47,500
South East Asia, Oceania and India	26,327	26,558	27,016	27,016	27,648	27,726	27,981
North East Asia	11,110	11,619	12,084	12,331	12,535	12,602	13,136
Middle East and Africa	4,142	4,350	4,399	4,481	4,487	4,523	4,549

Total	95,984	97,985	99,140	99,952	101,351	103,890	104,931

1)Of which in Sweden	13,633	14,109	13,849	13,977	14,109	14,713	14,384

Note 10 – Goodwill and Customer relationships, IPR and other intangible assets

Goodwill and Customer relationships, IPR and other intangible assets

	Jan-Sep 2024		Jan-Dec 2023
Year to date, SEK million	Goodwill	Intangible assets	Goodwill	Intangible assets
Opening balance	52,944	22,667	84,570	26,340
Additions	—	124	—	97
Acquired business	—	—	348	306
Amortizations	—	-2,047	—	-3,321
Impairment losses	-1,260	-13,860	-31,897	-19
Translation differences	543	851	-77	-736

Closing balance	52,227	7,735	52,944	22,667

The second quarter 2024 includes an impairment loss mainly attributed to the Vonage acquisition of SEK -15.1 (-31.9) billion. The net income impact after tax is SEK -11.4 (-31.9) billion and reported in segment Enterprise. Of the total impairment losses SEK -1.3 (-31.9) billion impacts goodwill, reported on the line-item Other operating income and expenses, and SEK -13.9 (0.0) billion impacts intangible assets, reported on the line-item Research and development expenses of SEK -1.2 billion and Selling and administrative expenses of SEK -12.6 billion.

The impairment charge in the Vonage CGU is a result of the lower market growth outlook. A change in the EBITA assumptions remains the most sensitive to a possible change.

34 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Note 11 – Information on future divestment

The company has entered into a binding agreement in relation to the sale of iconectiv, which is an acquired US subsidiary (83.3% ownership) forming part of Segment Enterprise and is a provider of network number portability solutions and data exchange services. The sale, which is subject to the customary closing conditions including regulatory approvals, is expected to be completed during the first half of 2025. The company expects to record a profit on sale of the company. Ericsson’s cash benefit from the transaction, after the settlement of anticipated taxes, transaction expenses, and other liabilities, is expected to be approximately SEK 10.6 billion1) (USD 1.0 billion). The assets and liabilities for iconectiv, which are included in the consolidated balance sheet, are shown in the table below.

1)	Assuming a USD/SEK exchange rate of 10.56. Realized exchange rate to be determined on closing.

Goodwill	1,089
Customer relationships, IPR and other intangible assets	90
Property, plant and equipment	179
Right-of-use assets	163
Trade receivables	335
Cash and cash equivalents	657
Other assets	158

Total assets	2,671

Lease liabilities	169
Contract liabilities	297
Current tax liabilities	110
Other liabilities	270

Total liabilities	846

35 Ericsson | Third quarter report 2024. October 15, 2024.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2023.

As from the second quarter some of the APMs have been renamed and the use of “Adjusted” replaces “excluding restructuring charges.” This is a change in nomenclature only. The calculation methodology and reconciliation are the same.

Rolling four quarters of EBIT has been removed and is replaced by Rolling four quarters of EBITA. The main reason for the update is to align with the targets set for the Group on EBITA.

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2024			2023
Isolated quarters, year over year change	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Acquired business	—	—	—	—	-1,000	-4,154	-3,894
Net FX impact	1,832	22	740	-111	-2,052	-3,662	-3,596
Comparable net sales, excluding FX impact	63,626	59,870	54,065	71,770	61,421	56,628	55,063
Comparable quarter net sales adj. for acq/div business	64,473	64,444	62,553	85,980	68,040	62,292	55,061
Organic sales growth (%)	-1%	-7%	-14%	-17%	-10%	-9%	0%

	2024			2023
Year to date, year over year change	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Acquired business	—	—	—	-9,048	-9,048	-8,048	-3,894
Net FX impact	2,594	762	740	-9,421	-9,310	-7,258	-3,596
Comparable net sales, excluding FX impact	177,561	113,935	54,065	244,882	173,112	111,691	55,063
Comparable quarter net sales adj. for acq/div business	191,470	126,997	62,553	271,373	185,393	117,353	55,061
Organic sales growth (%)	-7%	-10%	-14%	-10%	-7%	-5%	0%

36 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	28,185	25,815	22,658	28,605	24,728	24,101	24,168
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Gross margin (%)	45.6%	43.1%	42.5%	39.8%	38.4%	37.4%	38.6%

Gross income	28,185	25,815	22,658	28,605	24,728	24,101	24,168
Restructuring charges included in cost of sales	424	466	122	956	548	552	746
Adjusted gross income	28,609	26,281	22,780	29,561	25,276	24,653	24,914
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted gross margin (%)	46.3%	43.9%	42.7%	41.1%	39.2%	38.3%	39.8%

Operating expenses	-22,442	-38,084	-20,519	-22,686	-21,629	-24,733	-21,139
Restructuring charges included in R&D expenses	966	805	-10	484	197	1,659	91
Restructuring charges included in selling and administrative expenses	163	357	93	80	143	922	143
Operating expenses excluding restructuring charges	-21,313	-36,922	-20,436	-22,122	-21,289	-22,152	-20,905

EBIT (loss)	5,774	-13,519	4,100	5,848	-28,908	-312	3,046
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
EBIT margin (%)	9.3%	-22.6%	7.7%	8.1%	-44.8%	-0.5%	4.9%

EBIT (loss)	5,774	-13,519	4,100	5,848	-28,908	-312	3,046
Total restructuring charges	1,553	1,628	205	1,520	888	3,133	980
Adjusted EBIT (loss)	7,327	-11,891	4,305	7,368	-28,020	2,821	4,026
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted EBIT margin (%)	11.9%	-19.9%	8.1%	10.3%	-43.5%	4.4%	6.4%
Adjusted EBIT (loss)	7,327	-11,891	4,305	7,368	-28,020	2,821	4,026
Impairment of goodwill and intangible assets	—	15,120	—	—	31,916	—	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	7,327	3,229	4,305	7,368	3,896	2,821	4,026
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	11.9%	5.4%	8.1%	10.3%	6.0%	4.4%	6.4%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	76,658	48,473	22,658	101,602	72,997	48,269	24,168
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Gross margin (%)	43.8%	42.8%	42.5%	38.6%	38.1%	38.0%	38.6%
Gross income	76,658	48,473	22,658	101,602	72,997	48,269	24,168
Restructuring charges included in cost of sales	1,012	588	122	2,802	1,846	1,298	746
Adjusted gross income	77,670	49,061	22,780	104,404	74,843	49,567	24,914
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted gross margin (%)	44.4%	43.4%	42.7%	39.6%	39.1%	39.0%	39.8%
Operating expenses	-81,045	-58,603	-20,519	-90,187	-67,501	-45,872	-21,139
Restructuring charges included in R&D expenses	1,761	795	-10	2,431	1,947	1,750	91
Restructuring charges included in selling and administrative expenses	613	450	93	1,288	1,208	1,065	143
Operating expenses excluding restructuring charges	-78,671	-57,358	-20,436	-86,468	-64,346	-43,057	-20,905
EBIT (loss)	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
EBIT margin (%)	-2.1%	-8.3%	7.7%	-7.7%	-13.7%	2.2%	4.9%
EBIT (loss)	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046
Total restructuring charges	3,386	1,833	205	6,521	5,001	4,113	980
Adjusted EBIT (loss)	-259	-7,586	4,305	-13,805	-21,173	6,847	4,026
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted EBIT margin (%)	-0.1%	-6.7%	8.1%	-5.2%	-11.1%	5.4%	6.4%
Adjusted EBIT	-259	-7,586	4,305	-13,805	-21,173	6,847	4,026
Impairment of goodwill and intangible assets	15,120	15,120	—	31,916	31,916	—	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	14,861	7,534	4,305	18,111	10,743	6,847	4,026
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	8.5%	6.7%	8.1%	6.9%	5.6%	5.4%	6.4%

37 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	3,881	-10,999	2,613	3,409	-30,491	-597	1,575
Income tax	1,392	-2,881	1,016	1,501	864	-134	554
Financial income and expenses, net	501	361	471	938	719	419	917
Amortizations and write-downs of acquired intangibles	429	15,945	793	846	32,736	854	802
Of which segment Enterprise	378	15,916	762	813	32,702	788	767
EBITA	6,203	2,426	4,893	6,694	3,828	542	3,848
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
EBITA margin (%)	10.0%	4.1%	9.2%	9.3%	5.9%	0.8%	6.2%
Restructuring charges	1,553	1,628	205	1,520	888	3,133	980
Adjusted EBITA	7,756	4,054	5,098	8,214	4,716	3,675	4,828
Adjusted EBITA margin (%)	12.6%	6.8%	9.6%	11.4%	7.3%	5.7%	7.7%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	-4,505	-8,386	2,613	-26,104	-29,513	978	1,575
Income tax	-473	-1,865	1,016	2,785	1,284	420	554
Financial income and expenses, net	1,333	832	471	2,993	2,055	1,336	917
Amortizations and write-downs of acquired intangibles	17,167	16,738	793	35,238	34,392	1,656	802
Of which segment Enterprise	17,056	16,678	762	35,070	34,257	1,555	767
EBITA	13,522	7,319	4,893	14,912	8,218	4,390	3,848
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
EBITA margin (%)	7.7%	6.5%	9.2%	5.7%	4.3%	3.5%	6.2%
Restructuring charges	3,386	1,833	205	6,521	5,001	4,113	980
Adjusted EBITA	16,908	9,152	5,098	21,433	13,219	8,503	4,828
Adjusted EBITA margin (%)	9.7%	8.1%	9.6%	8.1%	6.9%	6.7%	7.7%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2024			2023
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	246,848	249,527	254,123	263,351	277,450	281,017	279,038
EBITA	20,216	17,841	15,957	14,912	17,267	21,052	27,976
Restructuring charges	4,906	4,241	5,746	6,521	5,229	4,422	1,338
Adjusted EBITA	25,122	22,082	21,703	21,433	22,496	25,474	29,314
Adjusted EBITA margin (%)	10.2%	8.8%	8.5%	8.1%	8.1%	9.1%	10.5%

38 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2024			2023
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	37,323	28,736	31,848	35,190	26,900	22,331	34,133
+ Interest-bearing securities, current	10,063	13,838	8,948	9,584	9,553	8,513	9,259
+ Interest-bearing securities, non-current	14,806	11,146	11,177	9,931	4,032	4,878	3,925
Gross cash, end of period	62,192	53,720	51,973	54,705	40,485	35,722	47,317
- Borrowings, current	3,134	8,067	8,491	17,655	18,772	10,354	11,577
- Borrowings, non-current	33,524	32,520	32,675	29,218	20,103	23,476	22,167
Net cash, end of period	25,534	13,133	10,807	7,832	1,610	1,892	13,573

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2024			2023
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	272,450	278,486	299,523	297,036	306,349	343,358	345,658
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,036	2,642	3,952	4,927	5,190	5,263	4,119
Deferred tax liabilities	1,255	1,295	3,999	3,880	4,343	4,887	4,986
Other non-current liabilities	889	865	839	755	812	788	716
Provisions, current	7,508	7,558	6,113	6,779	6,345	6,742	6,422
Contract liabilities	39,540	40,704	42,538	34,416	41,234	44,237	47,916
Trade payables	25,888	26,731	25,305	27,768	30,629	35,463	34,554
Current tax liabilities	3,821	3,710	3,810	3,561	3,029	2,665	2,478
Other current liabilities	36,903	38,485	35,786	36,985	43,841	45,637	49,064
Capital employed	153,610	156,496	177,181	177,965	170,926	197,676	195,403

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Annualized net sales	247,176	239,392	213,300	287,524	257,892	257,776	250,212
Average capital employed
Capital employed at beginning of period	156,496	177,181	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	155,053	166,839	177,573	174,446	184,301	196,540	199,151
Capital turnover (times)	1.6	1.4	1.2	1.6	1.4	1.3	1.3

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Annualized net sales	233,289	226,346	213,300	263,351	255,293	253,994	250,212
Average capital employed
Capital employed at beginning of period	177,965	177,965	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	165,788	167,231	177,573	190,432	186,913	200,288	199,151
Capital turnover (times)	1.4	1.4	1.2	1.4	1.4	1.3	1.3

39 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT (loss)	5,774	-13,519	4,100	5,848	-28,908	-312	3,046
Annualized EBIT (loss)	23,096	-54,076	16,400	23,392	-115,632	-1,248	12,184
Average capital employed
Capital employed at beginning of period	156,496	177,181	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	155,053	166,839	177,573	174,446	184,301	196,540	199,151
Return on capital employed (%)	14.9%	-32.4%	9.2%	13.4%	-62.7%	-0.6%	6.1%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT (loss)	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046
Annualized EBIT (loss)	-4,860	-18,838	16,400	-20,326	-34,899	5,468	12,184
Average capital employed
Capital employed at beginning of period	177,965	177,965	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	165,788	167,231	177,573	190,432	186,913	200,288	199,151
Return on capital employed (%)	-2.9%	-11.3%	9.2%	-10.7%	-18.7%	2.7%	6.1%

Equity ratio

Equity expressed as a percentage of total assets.

	2024			2023
SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	85,355	82,467	107,639	97,408	105,435	132,355	125,832
Total assets	272,450	278,486	299,523	297,036	306,349	343,358	345,658
Equity ratio (%)	31.3%	29.6%	35.9%	32.8%	34.4%	38.5%	36.4%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	3,814	-11,132	2,559	3,394	-30,670	-686	1,516
Annualized	15,256	-44,528	10,236	13,576	-122,680	-2,744	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	83,840	109,137	98,673	106,791	133,869	127,396	134,814
Stockholders’ equity, end of period	86,630	83,840	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	85,235	96,489	103,905	102,732	120,330	130,633	131,105
Return on equity (%)	17.9%	-46.1%	9.9%	13.2%	-102.0%	-2.1%	4.6%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	-4,759	-8,573	2,559	-26,446	-29,840	830	1,516
Annualized	-6,345	-17,146	10,236	-26,446	-39,787	1,660	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	98,673	98,673	98,673	134,814	134,814	134,814	134,814
Stockholders’ equity, end of period	86,630	83,840	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	92,652	91,257	103,905	116,744	120,803	134,342	131,105
Return on equity (%)	-6.8%	-18.8%	9.9%	-22.7%	-32.9%	1.2%	4.6%

40 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	14,397	9,276	5,075	14,482	1,402	-2,882	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-540	-699	-434	-720	-817	-806	-954
Sales of property, plant and equipment	36	42	24	37	51	42	33
Product development	-264	-327	-386	-551	-485	-562	-575
Other investments ¹	-78	-39	-7	-1	0	-94	-2
Repayment of lease liabilities	-607	-658	-601	-783	-691	-690	-693
Free cash flow before M&A	12,944	7,595	3,671	12,464	-540	-4,992	-8,016
Acquisitions/ divestments of subs and other operations, net	-62	-48	-106	-225	-160	-911	-844
Free cash flow after M&A	12,882	7,547	3,565	12,239	-700	-5,903	-8,860
Net sales	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Free cash flow before M&A (% of net sales)	20.9%	12.7%	6.9%	17.3%	-0.8%	-7.7%	-12.8%
	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	28,748	14,351	5,075	7,177	-7,305	-8,707	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-1,673	-1,133	-434	-3,297	-2,577	-1,760	-954
Sales of property, plant and equipment	102	66	24	163	126	75	33
Product development	-977	-713	-386	-2,173	-1,622	-1,137	-575
Other investments ¹	-124	-46	-7	-97	-96	-96	-2
Repayment of lease liabilities	-1,866	-1,259	-601	-2,857	-2,074	-1,383	-693
Free cash flow before M&A	24,210	11,266	3,671	-1,084	-13,548	-13,008	-8,016
Acquisitions/ divestments of subs and other operations, net	-216	-154	-106	-2,140	-1,915	-1,755	-844
Free cash flow after M&A	23,994	11,112	3,565	-3,224	-15,463	-14,763	-8,860
Net sales	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Free cash flow before M&A (% of net sales)	13.8%	10.0%	6.9%	-0.4%	-7.1%	-10.2%	-12.8%

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

41 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2024			2023
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-1%	-11%	-19%	-23%	-16%	-13%	-2%
Cloud Software and Services	-1%	0%	-2%	-4%	5%	1%	5%
Enterprise	-3%	0%	1%	7%	11%	20%	19%
Other	-26%	-5%	-14%	-27%	-8%	-18%	0%

Total	-1%	-7%	-14%	-17%	-10%	-9%	0%

	2024			2023
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-10%	-15%	-19%	-15%	-11%	-8%	-2%
Cloud Software and Services	-1%	-1%	-2%	1%	4%	3%	5%
Enterprise	-1%	1%	1%	11%	14%	20%	19%
Other	-16%	-10%	-14%	-14%	-8%	-8%	0%

Total	-7%	-10%	-14%	-10%	-7%	-5%	0%

Sales growth by market area adjusted for comparable units and currency

	2024			2023
Isolated quarter, year over year change, percent	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	55%	14%	-17%	-43%	-51%	-42%	-26%
Europe and Latin America	1%	-3%	-8%	-12%	-6%	-3%	-12%
South East Asia, Oceania and India	-43%	-44%	-37%	7%	74%	71%	132%
North East Asia	-29%	-3%	-16%	11%	-2%	-32%	-19%
Middle East and Africa	-22%	-8%	11%	4%	10%	-4%	-8%
Other	4%	7%	9%	-24%	21%	38%	28%

Total	-1%	-7%	-14%	-17%	-10%	-9%	0%

	2024			2023
Year to date, year over year change, percent	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	15%	-3%	-17%	-41%	-41%	-35%	-26%
Europe and Latin America	-3%	-5%	-8%	-9%	-7%	-8%	-12%
South East Asia, Oceania and India	-41%	-41%	-37%	61%	88%	97%	132%
North East Asia	-16%	-9%	-16%	-9%	-19%	-26%	-19%
Middle East and Africa	-9%	0%	11%	1%	0%	-6%	-8%
Other	6%	8%	9%	3%	27%	33%	28%

Total	-7%	-10%	-14%	-10%	-7%	-5%	0%

Rolling four quarters of net sales by segment

	2024			2023
Rolling four quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	156,408	157,929	162,690	171,442	185,070	191,680	195,223
Cloud Software and Services	62,736	63,347	63,275	63,630	64,282	62,931	61,837
Enterprise	25,471	25,825	25,720	25,745	25,361	23,669	18,993
Other	2,233	2,426	2,438	2,534	2,737	2,737	2,985

Total	246,848	249,527	254,123	263,351	277,450	281,017	279,038

42 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Gross margin by segment by quarter

	2024			2023
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	48.3%	45.5%	44.0%	41.4%	38.9%	38.4%	39.7%
Cloud Software and Services	37.0%	35.6%	37.1%	36.7%	35.3%	32.7%	33.4%
Enterprise	52.3%	51.0%	48.0%	44.3%	48.7%	46.3%	47.4%
Other	1.8%	-8.1%	18.2%	-26.0%	-23.6%	-22.2%	-2.6%

Total	45.6%	43.1%	42.5%	39.8%	38.4%	37.4%	38.6%

	2024			2023
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	46.1%	44.8%	44.0%	39.6%	39.0%	39.1%	39.7%
Cloud Software and Services	36.5%	36.3%	37.1%	34.7%	33.8%	33.0%	33.4%
Enterprise	50.5%	49.6%	48.0%	46.7%	47.5%	46.8%	47.4%
Other	4.7%	6.1%	18.2%	-18.2%	-15.6%	-11.0%	-2.6%

Total	43.8%	42.8%	42.5%	38.6%	38.1%	38.0%	38.6%

EBIT margin by segment by quarter

	2024			2023
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.7%	12.6%	12.3%	13.6%	11.1%	6.2%	14.2%
Cloud Software and Services	-3.0%	-4.8%	-2.8%	9.4%	0.6%	-7.9%	-7.0%
Enterprise	-19.0%	-268.7%	-26.5%	-24.5%	-499.1%	-26.3%	-28.6%
Other	-14.6%	-23.2%	317.5%	-72.9%	-45.6%	-10.8%	-46.3%

Total	9.3%	-22.6%	7.7%	8.1%	-44.8%	-0.5%	4.9%

	2024			2023
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.7%	12.5%	12.3%	11.3%	10.5%	10.2%	14.2%
Cloud Software and Services	-3.6%	-3.9%	-2.8%	-0.3%	-4.7%	-7.5%	-7.0%
Enterprise	-107.6%	-152.6%	-26.5%	-148.9%	-192.6%	-27.4%	-28.6%
Other	105.7%	161.1%	317.5%	-45.5%	-36.4%	-31.1%	-46.3%

Total	-2.1%	-8.3%	7.7%	-7.7%	-13.7%	2.2%	4.9%

43 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	7,536	4,771	4,179	6,135	4,651	2,678	6,042
Cloud Software and Services	-436	-721	-355	1,846	96	-1,190	-929
Enterprise	-823	-1,508	-820	-830	-600	-891	-945
Other	-74	-116	1,889	-457	-319	-55	-320

Total	6,203	2,426	4,893	6,694	3,828	542	3,848

	2024			2023
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	18.8%	12.7%	12.4%	13.6%	11.2%	6.3%	14.2%
Cloud Software and Services	-2.9%	-4.7%	-2.7%	9.4%	0.6%	-7.9%	-6.9%
Enterprise	-13.0%	-23.3%	-13.7%	-12.4%	-9.0%	-14.0%	-15.8%
Other	-14.6%	-23.0%	317.5%	-72.9%	-45.6%	-10.6%	-46.3%

Total	10.0%	4.1%	9.2%	9.3%	5.9%	0.8%	6.2%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16,486	8,950	4,179	19,506	13,371	8,720	6,042
Cloud Software and Services	-1,512	-1,076	-355	-177	-2,023	-2,119	-929
Enterprise	-3,151	-2,328	-820	-3,266	-2,436	-1,836	-945
Other	1,699	1,773	1,889	-1,151	-694	-375	-320

Total	13,522	7,319	4,893	14,912	8,218	4,390	3,848

	2024			2023
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	14.8%	12.5%	12.4%	11.4%	10.6%	10.3%	14.2%
Cloud Software and Services	-3.5%	-3.8%	-2.7%	-0.3%	-4.6%	-7.4%	-6.9%
Enterprise	-16.8%	-18.7%	-13.7%	-12.7%	-12.8%	-14.8%	-15.8%
Other	105.8%	161.2%	317.5%	-45.4%	-36.4%	-31.0%	-46.3%

Total	7.7%	6.5%	9.2%	5.7%	4.3%	3.5%	6.2%

44 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Restructuring charges by function

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-424	-466	-122	-956	-548	-552	-746
Research and development expenses	-966	-805	10	-484	-197	-1,659	-91
Selling and administrative expenses	-163	-357	-93	-80	-143	-922	-143

Total	-1,553	-1,628	-205	-1,520	-888	-3,133	-980

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-1,012	-588	-122	-2,802	-1,846	-1,298	-746
Research and development expenses	-1,761	-795	10	-2,431	-1,947	-1,750	-91
Selling and administrative expenses	-613	-450	-93	-1,288	-1,208	-1,065	-143

Total	-3,386	-1,833	-205	-6,521	-5,001	-4,113	-980

Restructuring charges by segment

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-585	-481	-95	-1,292	-564	-2,177	-404
of which cost of sales	-163	-214	-68	-816	-408	-376	-367
of which operating expenses	-422	-267	-27	-476	-156	-1,801	-37
Cloud Software and Services	-863	-816	-60	-183	-335	-906	-500
of which cost of sales	-243	-246	-49	-119	-143	-177	-367
of which operating expenses	-620	-570	-11	-64	-192	-729	-133
Enterprise	-38	-285	-38	-27	-5	-52	-89
of which cost of sales	-1	-3	-5	0	-3	-1	-12
of which operating expenses	-37	-282	-33	-27	-2	-51	-77
Other	-67	-46	-12	-18	16	2	13
of which cost of sales	-17	-3	0	-21	6	2	0
of which operating expenses	-50	-43	-12	3	10	0	13

Total	-1,553	-1,628	-205	-1,520	-888	-3,133	-980

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-1,161	-576	-95	-4,437	-3,145	-2,581	-404
of which cost of sales	-445	-282	-68	-1,967	-1,151	-743	-367
of which operating expenses	-716	-294	-27	-2,470	-1,994	-1,838	-37
Cloud Software and Services	-1,739	-876	-60	-1,924	-1,741	-1,406	-500
of which cost of sales	-538	-295	-49	-806	-687	-544	-367
of which operating expenses	-1,201	-581	-11	-1,118	-1,054	-862	-133
Enterprise	-361	-323	-38	-173	-146	-141	-89
of which cost of sales	-9	-8	-5	-16	-16	-13	-12
of which operating expenses	-352	-315	-33	-157	-130	-128	-77
Other	-125	-58	-12	13	31	15	13
of which cost of sales	-20	-3	0	-13	8	2	0
of which operating expenses	-105	-55	-12	26	23	13	13

Total	-3,386	-1,833	-205	-6,521	-5,001	-4,113	-980

45 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Adjusted gross income and gross margin by segment

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19,495	17,353	14,919	19,443	16,554	16,694	17,236
Cloud Software and Services	5,780	5,653	4,883	7,293	5,637	5,121	4,843
Enterprise	3,308	3,313	2,870	2,968	3,256	2,955	2,853
Other	26	-38	108	-143	-171	-117	-18

Total	28,609	26,281	22,780	29,561	25,276	24,653	24,914

	2024			2023
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	48.7%	46.1%	44.3%	43.2%	39.9%	39.3%	40.6%
Cloud Software and Services	38.7%	37.2%	37.4%	37.3%	36.2%	33.9%	36.1%
Enterprise	52.4%	51.1%	48.1%	44.3%	48.8%	46.3%	47.6%
Other	5.1%	-7.5%	18.2%	-22.8%	-24.5%	-22.6%	-2.6%

Total	46.3%	43.9%	42.7%	41.1%	39.2%	38.3%	39.8%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	51,767	32,272	14,919	69,927	50,484	33,930	17,236
Cloud Software and Services	16,316	10,536	4,883	22,894	15,601	9,964	4,843
Enterprise	9,491	6,183	2,870	12,032	9,064	5,808	2,853
Other	96	70	108	-449	-306	-135	-18

Total	77,670	49,061	22,780	104,404	74,843	49,567	24,914

	2024			2023
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	46.5%	45.2%	44.3%	40.8%	39.9%	40.0%	40.6%
Cloud Software and Services	37.8%	37.3%	37.4%	36.0%	35.4%	35.0%	36.1%
Enterprise	50.6%	49.6%	48.1%	46.7%	47.6%	46.9%	47.6%
Other	6.0%	6.4%	18.2%	-17.7%	-16.0%	-11.2%	-2.6%

Total	44.4%	43.4%	42.7%	39.6%	39.1%	39.0%	39.8%

46 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Adjusted EBIT (loss) and EBIT margin by segment

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,077	5,231	4,251	7,404	5,191	4,800	6,424
Cloud Software and Services	420	88	-303	2,019	421	-294	-442
Enterprise	-1,163	-17,139	-1,544	-1,616	-33,297	-1,627	-1,623
Other	-7	-71	1,901	-439	-335	-58	-333

Total	7,327	-11,891	4,305	7,368	-28,020	2,821	4,026

	2024			2023
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.2%	13.9%	12.6%	16.5%	12.5%	11.3%	15.1%
Cloud Software and Services	2.8%	0.6%	-2.3%	10.3%	2.7%	-1.9%	-3.3%
Enterprise	-18.4%	-264.3%	-25.9%	-24.1%	-499.0%	-25.5%	-27.1%
Other	-1.4%	-14.1%	319.5%	-70.0%	-47.9%	-11.2%	-48.2%

Total	11.9%	-19.9%	8.1%	10.3%	-43.5%	4.4%	6.4%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17,559	9,482	4,251	23,819	16,415	11,224	6,424
Cloud Software and Services	205	-215	-303	1,704	-315	-736	-442
Enterprise	-19,846	-18,683	-1,544	-38,163	-36,547	-3,250	-1,623
Other	1,823	1,830	1,901	-1,165	-726	-391	-333

Total	-259	-7,586	4,305	-13,805	-21,173	6,847	4,026

	2024			2023
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.8%	13.3%	12.6%	13.9%	13.0%	13.2%	15.1%
Cloud Software and Services	0.5%	-0.8%	-2.3%	2.7%	-0.7%	-2.6%	-3.3%
Enterprise	-105.7%	-150.0%	-25.9%	-148.2%	-191.9%	-26.3%	-27.1%
Other	113.5%	166.4%	319.5%	-46.0%	-38.1%	-32.4%	-48.2%

Total	-0.1%	-6.7%	8.1%	-5.2%	-11.1%	5.4%	6.4%

Rolling four quarters of adjusted EBITA margin by segment (%)

	2024			2023
Rolling four quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	16.0%	14.0%	13.4%	14.0%	15.7%	17.5%	19.3%
Cloud Software and Services	3.6%	3.6%	3.0%	2.7%	0.7%	-1.1%	-1.8%
Enterprise	-14.1%	-13.2%	-11.7%	-12.0%	-12.1%	-14.7%	-16.4%
Other	62.0%	43.6%	43.9%	-45.9%	-146.4%	-142.7%	-136.5%

Total	10.2%	8.8%	8.5%	8.1%	8.1%	9.1%	10.5%

47 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures

Adjusted EBITA and EBITA margin by segment

	2024			2023
Isolated quarters, SEK million	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	8,121	5,252	4,274	7,427	5,215	4,855	6,446
Cloud Software and Services	427	95	-295	2,029	431	-284	-429
Enterprise	-785	-1,223	-782	-803	-595	-839	-856
Other	-7	-70	1,901	-439	-335	-57	-333

Total	7,756	4,054	5,098	8,214	4,716	3,675	4,828

	2024			2023
Isolated quarters, as percentage of net sales	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.3%	13.9%	12.7%	16.5%	12.6%	11.4%	15.2%
Cloud Software and Services	2.9%	0.6%	-2.3%	10.4%	2.8%	-1.9%	-3.2%
Enterprise	-12.4%	-18.9%	-13.1%	-12.0%	-8.9%	-13.2%	-14.3%
Other	-1.4%	-13.9%	319.5%	-70.0%	-47.9%	-11.0%	-48.2%

Total	12.6%	6.8%	9.6%	11.4%	7.3%	5.7%	7.7%

	2024			2023
Year to date, SEK million	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17,647	9,526	4,274	23,943	16,516	11,301	6,446
Cloud Software and Services	227	-200	-295	1,747	-282	-713	-429
Enterprise	-2,790	-2,005	-782	-3,093	-2,290	-1,695	-856
Other	1,824	1,831	1,901	-1,164	-725	-390	-333

Total	16,908	9,152	5,098	21,433	13,219	8,503	4,828

	2024			2023
Year to date, as percentage of net sales	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	15.8%	13.3%	12.7%	14.0%	13.1%	13.3%	15.2%
Cloud Software and Services	0.5%	-0.7%	-2.3%	2.7%	-0.6%	-2.5%	-3.2%
Enterprise	-14.9%	-16.1%	-13.1%	-12.0%	-12.0%	-13.7%	-14.3%
Other	113.6%	166.5%	319.5%	-45.9%	-38.0%	-32.3%	-48.2%

Total	9.7%	8.1%	9.6%	8.1%	6.9%	6.7%	7.7%

Other ratios

	Q3		Jan-Sep
	2024	2023	2024	2023
Days sales outstanding	—	—	66	72
Inventory turnover days	81	106	91	104
Payable days	71	76	75	80

48 Ericsson | Third quarter report 2024. October 15, 2024.	Alternative performance measures